5/13

04035017

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Urbi Desarollos Urbanos, S.A. de C.V.

*CURRENT ADDRESS ave. Alvaro Obregon 1137
Nueva, 21100 Mexicali BCN
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34797 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/24/04

Fourth Fiscal Quarter of 2002

Consolidated Balance Sheets

RECEIVED
2004 MAY 13 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

		4th Q 2002
1	**Total assets**	5,595,784
2	**Total current assets**	5,346,432
3	Cash and cash equivalents	400,905
46	Cash	
47	Certificates of Deposit	
4	Accounts receivables - trade	1,130,373
5	Other account receivables	113,672
6	Inventories	3,525,748
7	Other current assets	175,734
8	**Long Term assets**	249,352
9	Long terms accounts receivables- trade	55,569
10	**Investments in non subsidiaries companies**	
11	Other long term assets	68,702
12	**Property, machinery and equipment, net**	125,081
13	Real states	53,204
14	Machinery and industrial equipment	184,671
15	Other equipments	71,294
16	Depreciation	184,088
17	Process construction	-
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	
20	**Total liabilities**	2,314,281
21	**Current liabilities**	1,578,587
52	Liabilities in foreing exchange	
53	Liabilities in mexican pesos	
22	Suppliers	866,999
23	Bank loans	493,318
24	Bonds	-
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	112,175
26	Other current liabilities	106,095
57	Other current liabilities with cost	
58	Other current liabilities without cost	*106,095*

27	**Long-term liabilities**	**735,694**
59	Long-term liabilities in foreing exchange	
60	Long-term liabilities in mexican pesos	
28	Loan banks	207,705
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	
30	Other credits	227,989
63	Other credits with cost	-
64	Other credits without cost	227,989
31	Diferred credits	
65	Goodwill	
66	Deferred income tax	1,322,329
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**1,959,174**
34	Minority interest	
35	**Majority stockholders' equity**	**1,959,174**
36	**Common stock**	**186,561**
37	Common stock paid	720
38	Common stock updated	142,035
39	Additional paid in capital	43,806
40		
41	**Stockholder' equity gain (loss)**	**1,772,613**
42	Retained earnings	1,533,210
43		
44	Deficit from restatement of stockholders'equity	(159,474)
70		-
71	Deficit from restatement of stockholders'equity	(159,474)
45	Net income	398,877
72	Working capital	
73		
74	Numers of executives *	
75	Numbers of employees*	
76	Numbers of workers*	
77	Número de Acciones en Circulación*	
78		

(*) information in units

Consolidate Statement of Income

1	**Sales**	**4,111,859**
21	National	*4,111,859*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	2,772,691
3	**Gross profit**	**1,339,168**
4	General and administrative expenses	440,171
5	**Operating Result**	**898,997**
6	Comprehensive result of financing	(133,148)
24	Interes expenses	*(204,874)*
25	Foreign exchange loss	*(15,256)*
26	Interest income	*15,091*
27	Foreign exchange gain	
28	Monetary gain	*71,891*
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	**765,849**
8	Other financial operation	7,612
29	Other income (expenses) net	*7,612*
30		
31		
9	**Result before income tax and asset tax**	**773,461**
10	Taxes provision and employee profit sharing	374,584
32	I.S.R.	*3,092*
33	Deferred I.S.R.	*371,492*
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**398,877**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**398,877**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**398,877**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**398,877**
19	Minority interest	
20	**Mayoritary net result**	**398,877**
36	Total sales	4,111,858
37		
38	Net sales**	4,111,859
39	Results of operations**	898,997
40	Mayoritary net results**	398,877
41	Net result**	398,877

Audited Financial Information for the Fiscal year 2002

Consolidated Balance Sheets

	4th Q 2002
1 Total assets	**5,043,272**
2 Total current assets	**4,812,654**
3 Cash and cash equivalents	401,148
46 Cash	
47 Certificates of Deposit	
4 Accounts receivables - trade	1,130,577
5 Other account receivables	110,602
6 Inventories	2,995,359
7 Other current assets	174,968
8 Long Term assets	**230,618**
9 Long terms accounts receivables- trade	55,569
10 Investments in non subsidiaries companies	
11 Other long term assets	
12 Property, machinery and equipment, net	**170,649**
13 Real states	53,204
14 Machinery and industrial equipment	184,791
15 Other equipments	116,568
16 Depreciation	183,914
17 Process construction	-
18 Diferred assets	
48 Acrued expenses	
49 Goodwill	
50 Deferred income tax	
51 Others	
19 Other assets	**4,400**
20 Total liabilities	**3,133,632**
21 Current liabilities	**1,288,872**
52 Liabilities in foreing exchange	
53 Liabilities in mexican pesos	
22 Suppliers	590,475
23 Bank loans	489,786
24 Bonds	-
54 Commercial paper	
55 Mid term bonds	
56 Bonds current portion	
25 Payable Tax	107,122
26 Other current liabilities	101,489
57 Other current liabilities with cost	
58 Other current liabilities without cost	*101,489*

27	**Long-term liabilities**	**705,080**
59	Long-term liabilities in foreing exchange	
60	Long-term liabilities in mexican pesos	
28	Loan banks	211,237
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	
30	Other credits	193,843
63	Other credits with cost	-
64	Other credits without cost	*193,843*
31	Diferred credits	**1,139,680**
65	Goodwill	
66	Deferred income tax	
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**1,909,640**
34	Minority interest	
35	**Majority stockholders' equity**	**1,909,640**
36	**Common stock**	**186,561**
37	Common stock paid	720
38	Common stock updated	142,035
39	Additional paid in capital	43,806
40		
41	**Stockholder' equity gain (loss)**	**1,723,079**
42	Retained earnings	1,533,210
43		
44	Deficit from restatement of stockholders'equity	(273,303)
70		-
71	Deficit from restatement of stockholders'equity	*(273,303)*
45	Net income	463,172
72	Working capital	
73		
74	Numers of executives *	
75	Numbers of employees*	
76	Numbers of workers*	
77	Número de Acciones en Circulación*	
78		

(*) information in units

Consolidate Statement of Income

1 **Sales**	**4,108,970**
21 National	*4,108,970*
22 Foreign	
23 Convertions into U.S. Dollars***	
2 Cost of sales	2,772,686
3 **Gross profit**	**1,336,284**
4 General and administrative expenses	443,016
5 **Operating Result**	**893,268**
6 Comprehensive result of financing	(132,154)
24 Interes expenses	*(200,839)*
25 Foreign exchange loss	-
26 Interest income	*15,152*
27 Foreign exchange gain	*(15,259)*
28 Monetary gain	*68,792*
42 UDIS updated loses	
43 UDIS updated gains	
7 **Result after comprehensive result of financing**	**761,114**
8 Other financial operation	7,576
29 Other income (expenses) net	*7,576*
30	
31	
9 **Result before income tax and asset tax**	**768,690**
10 Taxes provision and employee profit sharing	305,518
32 I.S.R.	*41,032*
33 Deferred I.S.R.	*264,486*
34 P.T.U.	-
35 Deferred P.T.U.	
11 **Net result after income tax and asset tax**	**463,172**
12 Results of non subsidiaries companies	
13 **Net result for continuing operations**	**463,172**
14 Results for discontinuing operations	
15 **Net result before extraordinary parties**	**463,172**
16 Extraordinary parties expenses (income) net	
17	
18 **net income**	**463,172**
19 Minority interest	
20 **Mayoritary net result**	**463,172**
36 Total sales	4,108,969
37	(3,652)
38 Net sales**	4,108,970
39 Results of operations**	893,268
40 Mayoritary net results**	463,172
41 Net result**	463,172

First fiscal Quarter of 2003

Consolidated Balance Sheets

	1st Q 2002
1 **Total assets**	**5,733,712**
2 **Total current assets**	**5,487,089**
3 Cash and cash equivalents	165,514
46 Cash	
47 Certificates of Deposit	*165,514*
4 Accounts receivables - trade	1,538,989
5 Other account receivables	132,783
6 Inventories	3,464,365
7 Other current assets	185,438
8 **Long Term assets**	**246,623**
9 Long terms accounts receivables- trade	60,383
10 **Investments in non subsidiaries companies**	
11 Other long term assets	
12 **Property, machinery and equipment, net**	**133,941**
13 Real states	58,862
14 Machinery and industrial equipment	193,247
15 Other equipments	75,913
16 Depreciation	194,081
17 Process construction	-
18 **Diferred assets**	
48 Acrued expenses	
49 Goodwill	
50 Deferred income tax	
51 Others	
19 **Other assets**	**52,299**
20 **Total liabilities**	**3,674,735**
21 **Current liabilities**	**1,815,528**
52 Liabilities in foreing exchange	*126,961*
53 Liabilities in mexican pesos	*1,688,567*
22 Suppliers	796,719
23 Bank loans	732,247
24 Bonds	-
54 Commercial paper	
55 Mid term bonds	
56 Bonds current portion	
25 Payable Tax	135,174
26 Other current liabilities	151,388
57 Other current liabilities with cost	
58 Other current liabilities without cost	*151,388*

27 Long-term liabilities	**600,683**
59 Long-term liabilities in foreing exchange	*121,761*
60 Long-term liabilities in mexican pesos	*478,922*
28 Loan banks	178,420
29 Bonds	300,000
61 Other liabilities	
62 Mid term bonds	*300,000*
30 Other credits	122,263
63 Other credits with cost	-
64 Other credits without cost	*122,263*
31 Diferred credits	**1,197,957**
65 Goodwill	
66 Deferred income tax	*1,197,957*
67 Others	
32 Other liabilities	**60,567**
68 Other provisions	
69 Other liabilities	*60,567*
33 Stockholders' equity	**2,058,977**
34 Minority interest	
35 Majority stockholders' equity	**2,058,977**
36 Common stock	**189,025**
37 Common stock paid	-
38 Common stock updated	144,640
39 Additional paid in capital	44,385
40	
41 Stockholder' equity gain (loss)	**1,869,952**
42 Retained earnings	2,025,772
43	
44 Deficit from restatement of stockholders'equity	(280,049)
70	
71 Deficit from restatement of stockholders'equity	*(280,049)*
45 Net income	124,229
72 Working capital	
73	
74 Numers of executives *	
75 Numbers of employees*	
76 Numbers of workers*	
77 Número de Acciones en Circulación*	
78	

(*) information in units

Consolidate Statement of Income

1	**Sales**	**925,632**
21	National	*925,632*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	624,905
3	**Gross profit**	**300,727**
4	General and administrative expenses	98,228
5	**Operating Result**	**202,499**
6	Comprehensive result of financing	(20,471)
24	Interes expenses	*(40,931)*
25	Foreign exchange loss	*(4,417)*
26	Interest income	*3,692*
27	Foreign exchange gain	-
28	Monetary gain	*21,185*
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	**182,028**
8	Other financial operation	3,510
29	Other income (expenses) net	*3,510*
30		
31		
9	**Result before income tax and asset tax**	**185,538**
10	Taxes provision and employee profit sharing	61,309
32	I.S.R.	*61,309*
33	Deferred I.S.R.	-
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**124,229**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**124,229**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**124,229**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**124,229**
19	Minority interest	
20	**Mayoritary net result**	**124,229**
36	Total sales	
37		
38	Net sales**	
39	Results of operations**	
40	Mayoritary net results**	
41	Net result**	

Consolidated Balance Sheets

		2nd Q 2003
1	**Total assets**	**6,547,662**
2	**Total current assets**	**6,297,832**
3	Cash and cash equivalents	301,558
46	Cash	
47	Certificates of Deposit	*301,558*
4	Accounts receivables - trade	1,709,974
5	Other account receivables	148,852
6	Inventories	3,949,875
7	Other current assets	187,573
8	**Long Term assets**	**249,830**
9	Long terms accounts receivables- trade	53,923
10	**Investments in non subsidiaries companies**	
11	Other long term assets	
12	**Property, machinery and equipment, net**	**191,506**
13	Real states	60,911
14	Machinery and industrial equipment	194,285
15	Other equipments	135,589
16	Depreciation	199,279
17	Process construction	-
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	**4,401**
20	**Total liabilities**	**4,332,997**
21	**Current liabilities**	**2,198,922**
52	Liabilities in foreing exchange	*113,126*
53	Liabilities in mexican pesos	*2,085,796*
22	Suppliers	782,002
23	Bank loans	1,088,478
24	Bonds	-
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	160,589
26	Other current liabilities	167,853
57	Other current liabilities with cost	
58	Other current liabilities without cost	*167,853*

27	**Long-term liabilities**	**810,732**
59	Long-term liabilities in foreing exchange	*138,280*
60	Long-term liabilities in mexican pesos	*672,452*
28	Loan banks	139,872
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	*300,000*
30	Other credits	370,860
63	Other credits with cost	-
64	Other credits without cost	*370,860*
31	Diferred credits	**1,323,343**
65	Goodwill	
66	Deferred income tax	*1,323,343*
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**2,214,665**
34	Minority interest	
35	**Majority stockholders' equity**	**2,214,665**
36	**Common stock**	**188,894**
37	Common stock paid	720
38	Common stock updated	143,820
39	Additional paid in capital	44,354
40		
41	**Stockholder' equity gain (loss)**	**2,025,771**
42	Retained earnings	2,021,337
43		
44	Deficit from restatement of stockholders'equity	(276,719)
70		-
71	Deficit from restatement of stockholders'equity	*(276,719)*
45	Net income	281,153
72	Working capital	4,098,910
73		
74	Numers of executives *	34
75	Numbers of employees*	1,536
76	Numbers of workers*	5,497
77	Número de Acciones en Circulación*	-
78		-

(*) information in units

Consolidate Statement of Income

1	**Sales**	**2,264,503**
21	National	*2,264,503*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	1,529,628
3	**Gross profit**	**734,875**
4	General and administrative expenses	228,484
5	**Operating Result**	**506,391**
6	Comprehensive result of financing	(69,762)
24	Interes expenses	*(94,343)*
25	Foreign exchange loss	*(4,554)*
26	Interest income	*5,826*
27	Foreign exchange gain	-
28	Monetary gain	*23,309*
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	**436,629**
8	Other financial operation	59
29	Other income (expenses) net	*59*
30		
31		
9	**Result before income tax and asset tax**	**436,688**
10	Taxes provision and employee profit sharing	155,535
32	I.S.R.	-
33	Deferred I.S.R.	*155,535*
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**281,153**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**281,153**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**281,153**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**281,153**
19	Minority interest	
20	**Mayoritary net result**	**281,153**
36	Total sales	2,264,502
37		-
38	Net sales**	4,479,725
39	Results of operations**	952,163
40	Mayoritary net results**	520,829
41	Net result**	520,829

Third Fiscal Quarter of 2003

Consolidated Balance Sheets

		3rd Q 2003
1	**Total assets**	**7,093,052**
2	**Total current assets**	**6,787,373**
3	Cash and cash equivalents	397,862
46	Cash	
47	Certificates of Deposit	
4	Accounts receivables - trade	1,678,541
5	Other account receivables	145,546
6	Inventories	4,370,461
7	Other current assets	194,963
8	**Long Term assets**	**305,679**
9	Long terms accounts receivables- trade	54,007
10	**Investments in non subsidiaries companies**	
11	Other long term assets	
12	**Property, machinery and equipment, net**	**242,735**
13	Real states	59,869
14	Machinery and industrial equipment	201,179
15	Other equipments	190,494
16	Depreciation	208,807
17	Process construction	-
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	**8,937**
20	**Total liabilities**	**4,690,498**
21	**Current liabilities**	**1,960,643**
52	Liabilities in foreing exchange	*154,240*
53	Liabilities in mexican pesos	*1,806,403*
22	Suppliers	742,307
23	Bank loans	861,935
24	Bonds	-
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	47,074
26	Other current liabilities	309,327
57	Other current liabilities with cost	
58	Other current liabilities without cost	*309,327*
27	**Long-term liabilities**	**1,314,485**
59	Long-term liabilities in foreing exchange	*146,433*

60	Long-term liabilities in mexican pesos	*1,168,052*
28	Loan banks	141,806
29	Bonds	800,000
61	Other liabilities	
62	Mid term bonds	*800,000*
30	Other credits	372,679
63	Other credits with cost	-
64	Other credits without cost	*372,679*
31	Diferred credits	**1,415,370**
65	Goodwill	
66	Deferred income tax	*1,415,370*
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**2,402,554**
34	Minority interest	
35	**Majority stockholders' equity**	**2,402,554**
36	**Common stock**	**190,853**
37	Common stock paid	720
38	Common stock updated	145,319
39	Additional paid in capital	44,814
40		
41	**Stockholder' equity gain (loss)**	**2,211,701**
42	Retained earnings	2,042,301
43		
44	Deficit from restatement of stockholders'equity	(279,589)
70		-
71	Deficit from restatement of stockholders'equity	*(279,589)*
45	Net income	448,989
72	Working capital	4,826,730
73		
74	Numers of executives *	28
75	Numbers of employees*	1,591
76	Numbers of workers*	5,084
77	Número de Acciones en Circulación*	-
78		-

(*) information in units

Consolidate Stat

1	**Sales**	**3,659,176**
21	National	*3,659,176*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	2,471,742
3	**Gross profit**	**1,187,434**
4	General and administrative expenses	358,661
5	**Operating Result**	**828,773**
6	Comprehensive result of financing	(130,902)
24	Interes expenses	*(153,983)*
25	Foreign exchange loss	*(15,246)*
26	Interest income	*8,129*
27	Foreign exchange gain	*4,645*
28	Monetary gain	*28,715*
42	UDIS updated loses	*(3,191)*
43	UDIS updated gains	*29*
7	**Result after comprehensive result of financing**	**697,871**
8	Other financial operation	3,160
29	Other income (expenses) net	*3,160*
30		
31		
9	**Result before income tax and asset tax**	**701,031**
10	Taxes provision and employee profit sharing	252,042
32	I.S.R.	*2,111*
33	Deferred I.S.R.	*249,931*
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**448,989**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**448,989**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**448,989**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**448,989**
19	Minority interest	
20	**Mayoritary net result**	**448,989**
36	Total sales	3,659,176
37		(390,366)
38	Net sales**	4,725,194
39	Results of operations**	1,027,330
40	Mayoritary net results**	580,761
41	Net result**	580,761

Consolidate Statements of Changes in Financial Position

1	**Net result**	**448,989**
	Add items not requiriring	
2	the use of cash	275,854
	Depreciation and	
13	amortization of the period	*25,923*
	Increment (Decre.) in Net	
14	labor obligation	
	Loss (gain) net in foreign	
15	exchanges	
	Loss (gain) Net for liabilities and assets	
16	updates	
17	Other parties	*249,931*
	Cash flow derived from	
3	**net result of the period**	**724,843**
	Change in the working	
4	capital	(1,418,529)
	Decrement (Incre.) in	
18	account receivables	*(519,121)*
	Decrement (Incre.) in	
19	Inventaries	*(1,306,661)*
	Decrement (Incre.) Other accounts receivables, prepaid expenses and	
20	other assets	*(48,896)*
	Increment (Decre.) in	
21	suppliers	*333,668*
	Increment (Drecre.) in	
22	Other liabilities	*122,481*
	Resources (used In) provides by operating	
5	**activities**	**(693,686)**
	Change in external	
6	financial activities	779,695
	+Bank loans and bond in	
23	short-term debt	725,079
	+Bank loans and bonds in	
24	long-term debt	*500,000*
25		
26	+Other financing	
	-Amortization of bank	
27	financing	*(445,384)*
	-Amortization of financing	
28	Bonds	
	-Amortization of other	
29	financing	
	Change in own financial	
7	activities	
	Increment (Decre.)	
30	common stock	
31		
32	Additional paid in capital	
33		
	Resources provided by (Used In) financial	
8	**activities**	**779,695**
	Resources provided by (Used In) investing	
9	**activities**	**(98,521)**
34		

35	-Acquisition of property, machinary and equipment, net	*(98,521)*
36	Increment in progress construction	
37		
38		-
39	Other parties	
10	Net increase (decrease) in cash and cash equivalent	(12,512)
11	Cash and cash equivalent	410,374
12	**Cash and cash equivalent at the end of the period**	**397,862**

Consolidated Balance Sheets

	4th Q 2003
1 Total assets	**7,694,944**
2 Total current assets	**7,348,899**
3 Cash and cash equivalents	403,230
46 Cash	
47 Certificates of Deposit	
4 Accounts receivables - trade	1,595,827
5 Other account receivables	114,737
6 Inventories	5,024,068
7 Other current assets	211,037
8 Long Term assets	**346,045**
9 Long terms accounts receivables- trade	66,046
10 Investments in non subsidiaries companies	
11 Other long term assets	
12 Property, machinery and equipment, net	**269,361**
13 Real states	60,679
14 Machinery and industrial equipment	213,670
15 Other equipments	212,043
16 Depreciation	217,031
17 Process construction	-
18 Diferred assets	
48 Acrued expenses	
49 Goodwill	
50 Deferred income tax	
51 Others	
19 Other assets	**10,638**
20 Total liabilities	**5,176,135**
21 Current liabilities	**2,394,888**
52 Liabilities in foreing exchange	
53 Liabilities in mexican pesos	
22 Suppliers	1,110,702
23 Bank loans	921,948
24 Bonds	-
54 Commercial paper	
55 Mid term bonds	
56 Bonds current portion	
25 Payable Tax	211,009
26 Other current liabilities	151,229
57 Other current liabilities with cost	
58 Other current liabilities without cost	*151,229*
27 Long-term liabilities	**1,313,369**

59	foreing exchange	145,908
60	Long-term liabilities in mexican pesos	*1,167,461*
28	Loan banks	369,443
29	Bonds	800,000
61	Other liabilities	
62	Mid term bonds	*800,000*
30	Other credits	143,926
63	Other credits with cost	-
64	Other credits without cost	*143,926*
31	Diferred credits	**1,466,821**
65	Goodwill	
66	Deferred income tax	*1,466,821*
67	Others	
32	**Other liabilities**	**1,057**
68	Other provisions	*1,057*
69	Other liabilities	
33	**Stockholders' equity**	**2,518,809**
34	Minority interest	
35	**Majority stockholders' equity**	**2,518,809**
36	**Common stock**	**151,117**
37	Common stock paid	720
38	Common stock updated	144,930
39	Additional paid in capital	5,467
40		
41	**Stockholder' equity gain (loss)**	**2,367,692**
42	Retained earnings	2,075,838
43		-
44	Deficit from restatement of stockholders'equity	(320,655)
70		-
71	Deficit from restatement of stockholders'equity	*(320,655)*
45	Net income	612,509
72	Working capital	4,954,011
73		
74	Numers of executives *	37
75	Numbers of employees*	1,641
76	Numbers of workers*	4,846
		-
77	Número de Acciones en Circulación*	-
78		-

(*) information in units

Consolidate Statement of Income

1 **Sales**	**5,232,911**
21 National	*5,232,911*
22 Foreign	
Convertions into U.S. 23 Dollars***	
2 Cost of sales	3,535,874
3 **Gross profit**	**1,697,037**
General and administrative 4 expenses	565,418
5 **Operating Result**	**1,131,619**
Comprehensive result of 6 financing	(168,021)
24 Interes expenses	*(210,042)*
25 Foreign exchange loss	*(24,970)*
26 Interest income	*10,935*
27 Foreign exchange gain	*9,730*
28 Monetary gain	*47,599*
42 UDIS updated loses	*(1,322)*
43 UDIS updated gains	*49*
Result after comprehensive result of 7 **financing**	**963,598**
8 Other financial operation	(6,024)
Other income (expenses) 29 net	*(6,024)*
30	
31	
Result before income tax 9 **and asset tax**	**957,574**
Taxes provision and 10 employee profit sharing	345,065
32 I.S.R.	*17,453*
33 Deferred I.S.R.	*327,612*
34 P.T.U.	-
35 Deferred P.T.U.	
Net result after income 11 **tax and asset tax**	**612,509**
Results of non subsidiaries 12 companies	
Net result for continuing 13 **operations**	**612,509**
Results for discontinuing 14 operations	
Net result before 15 **extraordinary parties**	**612,509**
Extraordinary parties 16 expenses (income) net	
17	
18 **net income**	**612,509**
19 Minority interest	
20 **Mayoritary net result**	**612,509**
36 Total sales	5,232,910
37	-
38 Net sales**	5,232,911
39 Results of operations**	1,131,619
40 Mayoritary net results**	612,509
41 Net result**	612,509

Consolidate Statements of Changes in Financial Position

1 **Net result**	**612,509**
2 Add items not requiring the use of cash	363,362
13 Depreciation and amortization of the period	*35,504*
14 Increment (Decre.) in Net labor obligation	*246*
15 Loss (gain) net in foreign exchanges	
16 Loss (gain) Net for liabilities and assets updates	
17 Other parties	*327,612*
3 **Cash flow derived from net result of the period**	**975,871**
4 Change in the working capital	(1,873,863)
18 Decrement (Incre.) in account receivables	*(428,519)*
19 Decrement (Incre.) in Inventaries	*(2,001,737)*
20 Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets	*267*
21 Increment (Decre.) in suppliers	*469,197*
22 Increment (Drecre.) in Other liabilities	*86,929*
5 **Resources (used in) provides by operating activities**	**(897,992)**
6 Change in external financial activities	1,050,527
23 +Bank loans and bond in short-term debt	
24 +Bank loans and bonds in long-term debt	*1,050,527*
25	
26 +Other financing	
27 -Amortization of bank financing	
28 -Amortization of financing Bonds	
29 -Amortization of other financing	
7 Change in own financial activities	(32,933)
30 Increment (Decre.) common stock	*(32,933)*
31	
32 Additional paid in capital	
33	
8 **Resources provided by (Used in) financial activities**	**1,017,594**
9 **Resources provided by (Used in) investing activities**	**(133,486)**

34		
35	-Adquisition of property, machinary and equipment, net	*(133,486)*
36	Increment in progress construction	
37		
38		
39	Other parties	-
10	Net increase (decrease) in cash and cash equivalent	(13,884)
11	Cash and cash equivalent	417,114
12	**Cash and cash equivalent at the end of the period**	**403,230**

Audited Financial Information for the Fiscal year 2003

Consolidated Balance Sheets

		4th Q 2003
1	**Total assets**	**7,544,599**
2	**Total current assets**	**6,299,627**
3	Cash and cash equivalents	403,230
46	*Cash*	
47	*Certificates of Deposit*	
4	Accounts receivables - trade	1,445,482
5	Other account receivables	114,737
6	Inventories	4,125,141
7	Other current assets	211,037
8	**Long Term assets**	**1,244,972**
9	Long terms accounts receivables- trade	66,046
10	Investments in non subsidiaries companies	
11	Other long term assets	
12	**Property, machinery and equipment, net**	**269,361**
13	Real states	60,679
14	Machinery and industrial equipment	213,670
15	Other equipments	212,043
16	Depreciation	217,031
17	Process construction	-
18	**Diferred assets**	
48	*Acrued expenses*	
49	*Goodwill*	
50	*Deferred income tax*	
51	*Others*	
19	**Other assets**	**909,565**
20	**Total liabilities**	**3,557,912**
21	**Current liabilities**	**2,188,902**
52	*Liabilities in foreing exchange*	
53	*Liabilities in mexican pesos*	
22	Suppliers	1,098,394
23	Bank loans	921,948
24	Bonds	-
54	*Commercial paper*	
55	*Mid term bonds*	
56	*Bonds current portion*	
25	Payable Tax	167,676
26	Other current liabilities	884
57	*Other current liabilities with cost*	
58	*Other current liabilities without cost*	*884*
27	**Long-term liabilities**	**1,369,010**
59	*Long-term liabilities in foreing exchange*	

60	*Long-term liabilities in mexican pesos*	369,443
28	Loan banks	800,000
29	Bonds	
61	*Other liabilities*	
62	*Mid term bonds*	
30	Other credits	199,567
63	*Other credits with cost*	-
64	*Other credits without cost*	*199,567*
31	**Diferred credits**	
65	*Goodwill*	
66	*Deferred income tax*	*1,466,821*
67	*Others*	
32	**Other liabilities**	**1,057**
68	*Other provisions*	
69	*Other liabilities*	*1,057*
33	**Stockholders' equity**	**2,518,809**
34	**Minority interest**	
35	**Majority stockholders' equity**	**2,518,809**
36	**Common stock**	**161,054**
37	Common stock paid	720
38	Common stock updated	144,930
39	Additional paid in capital	15,404
40		
41	**Stockholder' equity gain (loss)**	**2,357,755**
42	Retained earnings	2,075,838
43		-
44	Deficit from restatement of stockholders'equity	(330,592)
70		-
71	Deficit from restatement of stockholders'equity	*(330,592)*
45	Net income	612,509
72	Working capital	4,110,725
73		
74	Numers of executives *	37
75	Numbers of employees*	1,641
76	Numbers of workers*	4,846
77	Número de Acciones en Circulación*	-
78		-

(*) information in units

1 Sales	**5,232,911**
21 National	*5,232,911*
22 Foreign	
*23 Convertions into U.S. Dollars****	
2 Cost of sales	3,535,874
3 Gross profit	**1,697,037**
4 General and administrative expenses	565,418
5 Operating Result	**1,131,619**
6 Comprehensive result of financing	(168,021)
24 Interes expenses	*(210,042)*
25 Foreign exchange loss	*(24,970)*
26 Interest income	*10,935*
27 Foreign exchange gain	*9,730*
28 Monetary gain	*47,599*
42 UDIS updated loses	*(1,322)*
43 UDIS updated gains	*49*
7 Result after comprehensive result of financing	**963,598**
8 Other financial operation	(6,024)
29 Other income (expenses) net	*(6,024)*
30	
31	
9 Result before income tax and asset tax	**957,574**
10 Taxes provision and employee profit sharing	345,065
32 I.S.R.	*17,453*
33 Deferred I.S.R.	*327,612*
34 P.T.U.	-
35 Deferred P.T.U.	
11 Net result after income tax and asset tax	**612,509**
12 Results of non subsidiaries companies	
13 Net result for continuing operations	**612,509**
14 Results for discontinuing operations	
15 Net result before extraordinary parties	**612,509**
16 Extraordinary parties expenses (income) net	
17	
18 net income	**612,509**
19 Minority interest	
20 Mayoritary net result	**612,509**
36 Total sales	5,232,910
37	-
38 Net sales**	5,232,911
39 Results of operations**	1,131,619
40 Mayoritary net results**	612,509
41 Net result**	612,509

1	**Net result**	**612,509**
2	Add items not requiriring the use of cash	363,420
13	*Depreciation and amortization of the period*	*35,504*
14	*Increment (Decre.) in Net labor obligation*	
15	*Loss (gain) net in foreign exchanges*	
16	*Loss (gain) Net for liabilities and assets updates*	
17	*Other parties*	*327,916*
3	**Cash flow derived from net result of the period**	**975,929**
4	Change in the working capital	(1,867,705)
18	*Decrement (Incre.) in account receivables*	*(378,206)*
19	*Decrement (Incre.) in Inventaries*	*(1,978,765)*
20	*Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets*	*(5,796)*
21	*Increment (Decre.) in suppliers*	*501,902*
22	*Increment (Drecre.) in Other liabilities*	*(6,840)*
5	**Resources (used In) provides by operating activities**	**(891,776)**
6	Change in external financial activities	1,038,248
23	*+Bank loans and bond in short-term debt*	
24	*+Bank loans and bonds in long-term debt*	*1,050,527*
25		
26	*+Other financing*	*(12,279)*
27	*-Amortization of bank financing*	
28	*-Amortization of financing Bonds*	
29	*-Amortization of other financing*	
7	Change in own financial activities	(32,932)
30	*Increment (Decre.) common stock*	*(32,932)*
31		
32	Additional paid in capital	
33		
8	**Resources provided by (Used In) financial activities**	**1,005,316**
9	**Resources provided by (Used In) Investing activities**	**(127,424)**
34		

35	*-Adquisition of property, machinary and equipment, net*	*(127,424)*
36	*Increment in progress construction*	
37		
38		-
39	*Other parties*	
10	Net increase (decrease) in cash and cash equivalent	(13,884)
11	Cash and cash equivalent	417,114
12	Cash and cash equivalent at the end of the period	**403,230**

First Fiscal Quarter of 2004

Consolidated Balance Sheets

		1st Q 2004
1	**Total assets**	**7,598,433**
2	**Total current assets**	**7,236,019**
3	Cash and cash equivalents	168,906
46	*Cash*	
47	*Certificates of Deposit*	
4	Accounts receivables - trade	1,571,373
5	Other account receivables	134,412
6	Inventories	5,164,221
7	Other current assets	197,107
8	**Long Term assets**	**362,414**
9	Long terms accounts receivables- trade	70,265
10	Investments in non subsidiaries companies	
11	Other long term assets	
12	**Property, machinery and equipment, net**	**281,484**
13	Real states	64,525
14	Machinery and industrial equipment	215,142
15	Other equipments	222,878
16	Depreciation	221,061
17	Process construction	-
18	**Diferred assets**	
48	*Acrued expenses*	
49	*Goodwill*	
50	*Deferred income tax*	
51	*Others*	
19	**Other assets**	**10,665**
20	**Total liabilities**	**5,173,621**
21	**Current liabilities**	**2,127,638**
52	*Liabilities in foreing exchange*	
53	*Liabilities in mexican pesos*	
22	Suppliers	1,059,380
23	Bank loans	825,008
24	Bonds	-
54	*Commercial paper*	
55	*Mid term bonds*	
56	*Bonds current portion*	
25	Payable Tax	236,263
26	Other current liabilities	6,987
57	*Other current liabilities with cost*	
58	*Other current liabilities without cost*	*6,987*
27	**Long-term liabilities**	**1,490,889**
59	*Long-term liabilities in foreing exchange*	

Long-term liabilities in	
60 mexican pesos	
28 Loan banks	342,978
29 Bonds	800,000
61 Other liabilities	
62 Mid term bonds	
30 Other credits	347,911
63 Other credits with cost	-
64 Other credits without cost	*347,911*
31 Diferred credits	**1,554,037**
65 Goodwill	
66 Deferred income tax	*1,554,037*
67 Others	
32 Other liabilities	**1,057**
68 Other provisions	
69 Other liabilities	*1,057*
33 Stockholders' equity	**2,424,812**
34 Minority interest	
Majority stockholders'	
35 equity	**2,424,812**
36 Common stock	**133,883**
37 Common stock paid	720
38 Common stock updated	117,518
39 Additional paid in capital	15,645
40	
Stockholder' equity gain	
41 (loss)	**2,290,929**
42 Retained earnings	2,476,293
43	-
Deficit from restatement of	
44 stockholders'equity	(332,378)
70	-
Deficit from restatement of	
71 stockholders'equity	*(332,378)*
45 Net income	147,014
72 Working capital	5,108,381
73	
74 Numers of executives *	38
75 Numbers of employees*	1,671
76 Numbers of workers*	3,897
Número de Acciones en	
77 Circulación*	-
78	-

(*) information in units

Consolidate Statement of Income

1	**Sales**	**1,136,309**
21	*National*	*1,136,309*
22	*Foreign*	
23	*Convertions into U.S. Dollars****	
2	Cost of sales	766,686
3	**Gross profit**	**369,623**
4	General and administrative expenses	121,121
5	**Operating Result**	**248,502**
6	Comprehensive result of financing	(18,948)
24	*Interes expenses*	*(58,705)*
25	*Foreign exchange loss*	*(5,097)*
26	*Interest income*	*2,894*
27	*Foreign exchange gain*	*8,157*
28	*Monetary gain*	*33,799*
42	*UDIS updated loses*	*(21)*
43	*UDIS updated gains*	*25*
7	**Result after comprehensive result of financing**	**229,554**
8	Other financial operation	1,506
29	*Other income (expenses) net*	*1,506*
30		
31		
9	**Result before income tax and asset tax**	**231,060**
10	Taxes provision and employee profit sharing	84,046
32	*I.S.R.*	-
33	*Deferred I.S.R.*	*84,046*
34	*P.T.U.*	-
35	*Deferred P.T.U.*	
11	**Net result after income tax and asset tax**	**147,014**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**147,014**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**147,014**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**147,014**
19	Minority interest	
20	**Mayoritary net result**	**147,014**
36	Total sales	1,136,308
37		-
38	Net sales**	5,486,591
39	Results of operations**	1,186,824
40	Mayoritary net results**	646,929
41	Net result**	646,929

1	**Net result**	**147,014**
2	Add items not requirinng the use of cash	93,681
13	*Depreciation and amortization of the period*	*9,635*
14	*Increment (Decre.) in Net labor obligation*	
15	*Loss (gain) net in foreign exchanges*	
16	*Loss (gain) Net for liabilities and assets updates*	
17	*Other parties*	*84,046*
3	**Cash flow derived from net result of the period**	**240,695**
4	Change in the working capital	(23,761)
18	*Decrement (Incre.) in account receivables*	*(97,667)*
19	*Decrement (Incre.) in Inventaries*	*(77,731)*
20	*Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets*	*(26,585)*
21	*Increment (Decre.) in suppliers*	*88,952*
22	*Increment (Drecre.) in Other liabilities*	*89,270*
5	**Resources (used in) provides by operating activities**	**216,934**
6	Change in external financial activities	(156,241)
23	*+Bank loans and bond in short-term debt*	
24	*+Bank loans and bonds in long-term debt*	*(156,241)*
25		-
26	*+Other financing*	
27	*-Amortization of bank financing*	
28	*-Amortization of financing Bonds*	
29	*-Amortization of other financing*	
7	Change in own financial activities	(283,958)
30	*Increment (Decre.) common stock*	*(283,958)*
31		
32	Additional paid in capital	
33		
8	**Resources provided by (Used In) financial activities**	**(440,199)**
9	**Resources provided by (Used In) investing activities**	**(17,388)**
34		

	-Adquisition of property, machinary and equipment,	
35	net	(17,388)
	Increment in progress	
36	construction	
37		
38		-
39	Other parties	
	Net increase (decrease) in	
10	cash and cash equivalent	(240,653)
11	Cash and cash equivalent	409,559
	Cash and cash equivalent	
12	at the end of the period	**168,906**

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Financial information for the fourth fiscal quarter of 2002 See (1) of Annex A and Annex C (1)	February 27, 2003	Article 14 Bis 2 of the Securities Market Law and Circular 10-143 issued by the National Banking and Securities Commission ("CNBV") (repealed on March 19, 2003)	Within 40 business days from the end of the fiscal quarter.
Financial information for the first fiscal quarter of 2003 See (2) of Annex A and Annex C (2)	April 29, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of the General Rules for Issuers of Securities, issued by CNBV on March 19, 2003 ("CNBV Issuers' Rules")	Within 20 business days from the end of the fiscal quarter.
Summary of resolutions adopted by the Annual Shareholders' Meeting See (3) of Annex A	May 2, 2003	Article 14 Bis 2 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	The next business day from the date of the Annual Shareholders' Meeting
Audited financial information for the fiscal year of 2002 See (4) of Annex A and Annex C (4)	May 4, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 3 business days from the date of the Annual Shareholders' Meeting
Annual information for the fiscal year 2002 See (5) of Annex A	May 6, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 3 business days from the date of the Annual Shareholders' Meeting

Application for authorization for registration and public offering of Ps500 million offering of *certificados bursátiles* (debentures) See (6) of Annex A	June 13, 2003	Article 14 of the Securities Market Law and Article 2 of CNBV Issuers' Rules	
Report of level of compliance with Better Corporate Governance Practice Code See (7) of Annex A	June 27, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	By June 30
Annual report See (8) of Annex A	June 30, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	By June 30
Final prospectus for the Ps500 million offering of *certificados bursátiles* (debentures) See (9) of Annex A	July 25, 2003	Article 24 of CNBV Issuers' Rules	By July 25 (date of the offering)
Financial information for the second fiscal quarter of 2003 See (10) of Annex A and Annex C (10)	July 28, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days from the end of the fiscal quarter
Restated bylaws See (11) of Annex A	July 28, 2003	Article 14 Bis 2 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	Within 90 business days after March 20 (effective date of CNBV Issuers' Rules)

	August 12, 2003	Article 20 of CNBV Issuers' Rules	The next business day from the date on which the information is received from the underwriters
Financial information for the third fiscal quarter of 2003 See (13) of Annex A and Annex C (13)	October 28, 2003	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days from the end of the fiscal quarter
Summary of resolutions adopted by the Debenture Holders Meetings See (14) of Annex A	February 10, 2004	Article 14 Bis 2 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	The next business day from the date of the Annual Shareholders' Meeting
Relevant Event Release See (A) of Annex B	February 11, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs
Financial information for the fourth fiscal quarter of 2003 See (15) of Annex A and Annex C (15)	February 27, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 40 business days from the end of the fiscal quarter
Summary of resolutions adopted by the Annual Shareholders' Meeting See (16) of Annex A	March 22, 2004	Article 14 Bis 2 of the Securities Market Law and Article 34 of CNBV Issuers' Rules	The next business day from the date of the Annual Shareholders' Meeting

Audited financial information for the fiscal year of 2003 See (17) of Annex A and Annex C (17)	March 23, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 3 business days from the date of the Annual Shareholders' Meeting
Application for authorization for registration and public offering of shares See (18) of Annex A	March 23, 2004	Article 14 of the Securities Market Law and Article 2 of CNBV Issuers' Rules	
Annual information for the fiscal year 2004 See (19) of Annex A	March 24, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 3 business days from the date of the Annual Shareholders' Meeting
Relevant Event Release See (B) of Annex B	April 16, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs
Financial information for the first fiscal quarter of 2004 See (20) of Annex A and Annex C (20)	April 29, 2004	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days from the end of the fiscal quarter
Final prospectus for the offering of shares See (21) of Annex A	May 7. 2004	Article 24 of CNBV Issuers' Rules	By May 7, 2004 (date of the offering)

SUMMARIES OF INFORMATION OR REPORTS

(1) Report of financial information for the fourth fiscal quarter of 2002, which included:

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (1);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the fourth fiscal quarter of 2002.

For the period ended December 31, 2002, the Company's total sales increased 10.1% to Ps. 4,111.9 from Ps. 3,735.9 in the same period ended in 2001. For the period ended December 31, 2002, the number of homes sold increased 10.4% to 17,730 from 16,058 for the same period ended December 31, 2001.

A description of the figures and information covered by the MD&A for the fourth fiscal quarter of 2002 is attached as Annex D (1); and

(iii) a summary of the Company's principal accounting policies. The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Mexico. The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Basis of Consolidation

The consolidated financial statements include the accounts of Urbi and those of its subsidiaries. All significant intercompany balances, investments and transactions have been eliminated in the consolidated financial statements.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

c) Recognition of the Effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (MIPA).

d) Cash and cash equivalents

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired, and are stated at cost plus accrued interest. The stated value is not in excess of market value.

e) Reserve for doubtful accounts

The Company computes the allowance for doubtful accounts related to customer balances at 33% on all past-due balances.

f) Inventories

The Company capitalizes interest and other comprehensive costs of financing derived from bank loans used principally for land development, in amounts defined by each project. The capitalization of these costs begins when activities necessary to develop the property commence and continues during the period in which the Company is actively working in the development of the land.

Land held for construction presented as long-term, are those that the Company cannot use within a year.

g) Property, machinery and equipment

Depreciation is computed using the straight-line method based on the estimated useful lives of the related fixed assets.

h) Revenue and cost recognition

Revenues from the Company's activities as a developer are recognized using the percentage-of-completion method in accordance with accounting Bulletin D-7 "Construction contracts", measured as the current percentage of costs incurred compared against the total estimated costs to be incurred in each development or project. Under this method, the estimated gross profit attributable to each development is determined by the percentage of completion of the development, and the resulting amount is added to the amount of actual costs incurred to that date to determine the amount of revenue to be recognized. The Company applies the percentage-of-completion method to costs and revenues based on equivalent units (cost incurred to total cost estimated for a house), when the following conditions have been met:

- We have received commitments from lenders to provide mortgage loan financing for the homes in the development; and
- The homebuyer complies with certain mortgage loan eligibility requirements and there is a commitment to buy (both the eligibility requirements and the commitment to buy depend on the type of financing available to the homebuyer).

Development costs include land, all direct material and labor costs and those indirect costs related to the development of the project, such as indirect labor, equipment, repairs, depreciation expense and the capitalized comprehensive result of financing of land development. General and administrative expenses are charged to results of operations at the time they are incurred. Variations on cost incurred against budgeted cost for each project are made in the period in which such variations are known.

i) Foreign currency

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year, except for those that are capitalized for development projects.

j) Liabilities denominated in investment units (UDIs)

Liabilities denominated in UDIs are presented in the balance sheet in Mexican Pesos at the UDI value published by the Banco de Mexico as of such date. Differences in the valuation are recognized as interest expense under the comprehensive result of financing.

k) Labor obligations

Under Mexican labor law, employees who die, are disabled or are dismissed in certain circumstances are entitled to a seniority premium equal to twelve days' salary for each year worked (for purposes of computing the seniority premium, such salary is not to exceed twice the legal minimum wage in effect at the time of the employee's separation). Termination payments are charged to statement of income in the year in which the decision to dismiss an employee is made.

l) Income tax, and asset tax and employee profit sharing

The Company recognizes deferred taxes on basically all temporary differences in balance sheet accounts between financial and tax values, using the enacted income tax rate at the balance sheet date.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates or adjusts the related reserve.

Deferred employee profit sharing should be recognized only on temporary differences determined from the reconciliation of current year net income for financial and employee profit sharing reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

The asset tax is included in deferred income tax, and a valuation allowance is created to the extent that based on available evidence it is more likely than not that some or all of the asset tax will not be realized.

Accumulated effect of deferred taxes presented in the stockholders' equity represents the first application of the Bulletin D-4, related to deferred taxes.

m) Earnings per share

The Company calculates earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, "*Earnings per Share*", issued by the MIPA.

n) Concentration risk

The Company's financial instruments that are subject to credit risk are cash equivalents and accounts receivable. The Company invests a portion of its surplus cash in deposits with financial institutions. The Company does not consider the credit risk in accounts receivable to be significant, since usually it does not extend unsecured loans and only transfers the property when the customer or financial institution certifies that the corresponding mortgage loan has been approved and the required down-payment has been made.

o) Comprehensive income

The company's comprehensive income consists of the net income for the year, the result from holding non-monetary assets and the related deferred income taxes applied directly to stockholders' equity.

This report was filed with the *Comision Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission; the "CNBV") and the *Bolsa Mexicana de Valores* (Mexican Securities Exchange; the "BMV") on the applicable electronic formats, and was made available to the public through the BMV website.

(2) Report of financial information for the first fiscal quarter of 2003, which included:

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (2);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the first fiscal quarter of 2003.

For the three-month period ended March 31, 2003, the Company's total sales increased 16.0% to Ps. 925.6 from Ps. 797.8 in the same period ended in 2002. For the period ended March 31, 2002, the number of homes sold increased 11.3% to 3,653 from 3,282 for the same period ended March 31, 2002.

A description of the figures and information covered by the MD&A for the first fiscal quarter of 2003 is attached as Annex D (2); and

(iii) a summary of the Company's principal accounting policies. The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Mexico. The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant inter-company balances, investments and transactions have been eliminated in the consolidated financial statements.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

c) Recognition of the Effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (MIPA).

d) Cash and cash equivalents

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired, and are stated at cost plus accrued interest. The stated value is not in excess of market value.

e) Reserve for doubtful accounts

The Company computes the allowance for doubtful accounts related to customer balances at 33% on all past-due balances.

f) Inventories

The Company capitalizes interest and other comprehensive costs of financing derived from bank loans used principally for land development, in amounts defined by each project. The capitalization of these costs begins when activities necessary to develop the property commence and continues during the period in which the Company is actively working in the development of the land.

Land held for construction presented as long-term, are those that the Company cannot use within a year.

g) Property, machinery and equipment

Depreciation is computed using the straight-line method based on the estimated useful lives of the related fixed assets.

h) Revenue and cost recognition

Revenues from the Company's activities as a developer are recognized using the percentage-of-completion method in accordance with accounting Bulletin D-7 "Construction contracts", measured as the current percentage of costs incurred compared against the total estimated costs to be incurred in each development or project. Under this method, the estimated gross profit attributable to each development is determined by the percentage of completion of the development, and the resulting amount is added to the amount of actual costs incurred to that date to determine the amount of revenue to be recognized. The Company applies the percentage-of-completion method to costs and revenues based on equivalent units (cost incurred to total cost estimated for a house), when the following conditions have been met:

- We have received commitments from lenders to provide mortgage loan financing for the homes in the development; and
- The homebuyer complies with certain mortgage loan eligibility requirements and there is a commitment to buy (both the eligibility requirements and the commitment to buy depend on the type of financing available to the homebuyer).

Development costs include land, all direct material and labor costs and those indirect costs related to the development of the project, such as indirect labor, equipment, repairs, depreciation expense and the capitalized comprehensive result of financing of land development. General and administrative expenses are charged to results of operations at the time they are incurred. Variations on cost incurred against budgeted cost for each project are made in the period in which such variations are know.

i) Foreign currency

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year, except for those that are capitalized for development projects.

j) Liabilities denominated in investment units (UDIs)

Liabilities denominated in UDIs are presented in the balance sheet in Mexican Pesos at the UDI value published by the Banco de Mexico as of such date. Differences in the valuation are recognized as interest expense under the comprehensive result of financing.

k) Labor obligations

Effective January 1, 2003, the Company began to recognize seniority premium costs during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method, as required by Mexican accounting Bulletin D-3, "Labor Obligations", issued by the MIPA. Prior to January 1, 2003, the Company did not recognize these costs due to its immateriality and; therefore, did not restate prior years financial statements.

Under Mexican labor law, employees who die, are disabled or are dismissed in certain circumstances are entitled to a seniority premium equal to twelve days' salary for each year worked (for purposes of computing the seniority premium, such salary is not to exceed twice the legal minimum wage in effect at the time of the employee's separation). Termination payments are charged to statement of income in the year in which the decision to dismiss an employee is made.

l) Income tax, and asset tax and employee profit sharing

The Company recognizes deferred taxes on basically all temporary differences in balance sheet accounts between financial and tax values, using the enacted income tax rate at the balance sheet date.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates or adjusts the related reserve.

Deferred employee profit sharing should be recognized only on temporary differences determined from the reconciliation of current year net income for financial and employee profit sharing reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

The asset tax is included in deferred income tax, and a valuation allowance is created to the extent that based on available evidence it is more likely than not that some or all of the asset tax will not be realized.

Accumulated effect of deferred taxes presented in the stockholders' equity represents the first application of the Bulletin D-4, related to deferred taxes.

m) Earnings per share

The Company calculates earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, "*Earnings per Share*", issued by the MIPA.

n) Concentration risk

The Company's financial instruments that are subject to credit risk are cash equivalents and accounts receivable. The Company invests a portion of its surplus cash in deposits with financial institutions. The Company does not consider the credit risk in accounts receivable to be significant, since usually it does not extend unsecured loans and only transfers the property when the customer or financial institution certifies that the

corresponding mortgage loan has been approved and the required down-payment has been made.

o) Comprehensive income

The company's comprehensive income consists of the net income for the year, the result from holding non-monetary assets and the related deferred income taxes applied directly to stockholders' equity.

p) New accepted pronouncements

Intangible Assets

Effective January 1, 2003, the Company adopted the requirements of the new Mexican accounting Bulletin C-8, *Intangible Assets* issued by the MIPA, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets.

Liabilities, Provisions, Contingent Assets and Liabilities and Commitments

Effective January 1, 2003, the Company also adopted the requirements of the new Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, and its addendum, both issued by the MIPA, this new Bulletin is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of the present value and the early extinguishment of debt or their replacement by a new debt.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(3) Summary of the resolutions adopted at the Annual General Ordinary Shareholders Meeting held on April 30, 2003, which, among other things,

(i) approved the Board of Directors' report regarding the activities of the Company in 2003;

(ii) ratified all actions taken by the Board of Directors and transactions executed by the Company in 2003;

(iii) approved the application of 5% of the net earnings of the Company to increasing the statutory reserve; and

(iv) ratified the appointment of the members of the Board of Directors and the statutory auditors.

This information was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(4) Report of audited financial information for the fiscal year 2002, which included:

(i) 2002 year-end audited financial statements, a line by line translation of which is attached hereto as Annex C (4);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the fiscal year of 2002,

For the period ended December 31, 2002, the Company's total sales increased 10.0% to Ps. 4,109.0 from Ps. 3,735.9 in the same period ended in 2001. For the period ended December 31, 2002, the number of homes sold increased 10.3% to 17,711 from 16,058 for the same period ended December 31, 2001.

A description of the figures and information covered by the MD&A for the fiscal year of 2002 is attached as Annex D (4); and

(iii) a summary of the Company's principal accounting policies. See summary (1) (iii) above.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(5) Filing of corporate documents and financial information for the fiscal year of 2002, which included:

(i) the Annual Shareholders' Meeting minutes;

(ii) the report of the Board of Directors on the progress of the Company during the fiscal year;

(iii) the statutory auditor's report regarding the truthfulness, sufficiency and reasonableness of the financial information presented by the Board of Directors;

(iv) the audited financial statements, a line by line translation of which is attached hereto as Annex C (4);

(v) a list of the directors, statutory auditors and principal officers of the Company, and

(vi) a certificate from the Deputy Secretary of the Company regarding the status of the corporate books of the Company.

These documents were filed with the CNBV and the BMV.

(6) Application to the CNBV and the BMV for authorization for (i) registration of Ps500 million *certificados bursátiles* (debentures) in the National Registry of Securities of the CNBV; (ii) listing of the debentures on the BMV, and (iii) public offering of the debentures.

The application included a draft of the preliminary prospectus, as well as other required corporate and financial documentation of the Company, including:

(i) documents evidencing the authority of the representative of the Company who signed the application;

(ii) certified copies of the Company's incorporation deed and restated by-laws;

(iii) audited financial statements for the fiscal years of 2002, 2001 and 2000, and internal financial statements for the first fiscal quarter of 2003;

(iv) legal opinion as to the validity of the securities, and

(v) copies of the ratings afforded to the securities by Fitch México, S.A. de C.V. and Standard & Poor's.

(7) Report of the Company's level of compliance with the Better Corporate Governance Practice Code (the "Code"), consisting of a questionnaire that follows each of the principles of such Code. The principles established by the Code are (i) to encourage companies to increase the amount of information regarding their management structure and the function of their corporate bodies; (ii) to suggest mechanisms by which companies can ensure that their financial information is sufficient; (iii) to establish processes that encourage participation and communication among board members; (iv) to encourage companies to develop mechanisms that encourage a proper level of disclosure to stockholders. The Code consists of five sections:

(i) Board of Directors: includes recommendations on the functions, integration, structure, operation and duties of the Board.

(ii) Evaluating and Compensating Directors: to evaluate and establish structures to allow company management to function in an efficient and transparent manner, including appointing senior executives and determining executive compensation.

(iii) Auditing: selection and appointment of auditors and examiners, verification of financial information, internal controls and compliance with applicable legal provisions in this area.

(iv) Finance and Planning: to oversee the financing, strategic planning and risk manangement policies and practices.

(v) Stockholder Information: aspects covered in the agenda of stockholders' meetings, quality and promptness of information, and communication between the Board of Directors and investors.

This report was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(8) Annual report for the fiscal year of 2002, containing the same information that is required to be included in an offering prospectus, including corporate, operative and financial information of the Company, as well as risk factors section and a MD&A section. This report is equivalent to a report on Form 20-F.

This report was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(9) Final offering prospectus for the Ps500 million domestic public offering of *certificados bursátiles* (debentures), including corporate, operative and financial information of the Company, as well as a description of the offering and the securities offered, and risk factors and MD&A sections.

The *certificados bursátiles* (debentures) (i) are due on June 2008, (ii) bear an annual interest rate of TIEE plus 2.25%, (iii) are guaranteed by certain subsidiaries of the Company and (iv) were rated "MXA" by Standard and Poor's and "A+(mex)" by Fitch México, S.A. de C.V.

This document was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(10) Report of financial information for the second fiscal quarter of 2003, which included

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (10);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the second fiscal quarter of 2003,

For the six-month period ended June 30, 2003, the Company's total sales increased 16.4% to Ps. 2,264.5 from Ps. 1,945.1 in the same period ended in 2002. For the period ended June 30, 2002, the number of homes sold increased 11.6% to 8,811 from 7,897 for the same period ended June 30, 2002.

A description of the figures and information covered by the MD&A for the second fiscal quarter of 2003 is attached as Annex D (10); and

(iii) a report of the Company's principal accounting policies. The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Mexico. The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant inter-company balances, investments and transactions have been eliminated in the consolidated financial statements.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

c) Recognition of the Effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (MIPA).

d) Cash and cash equivalents

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired, and are stated at cost plus accrued interest. The stated value is not in excess of market value.

e) Reserve for doubtful accounts

The Company computes the allowance for doubtful accounts related to customer balances at 33% on all past-due balances.

f) Inventories

The Company capitalizes interest and other comprehensive costs of financing derived from bank loans used principally for land development, in amounts defined by each project. The capitalization of these costs begins when activities necessary to develop the property commence and continues during the period in which the Company is actively working in the development of the land.

Land held for construction presented as long-term, are those that the Company cannot use within a year.

g) Property, machinery and equipment

Depreciation is computed using the straight-line method based on the estimated useful lives of the related fixed assets.

h) Revenue and cost recognition

Revenues from the Company's activities as a developer are recognized using the percentage-of-completion method in accordance with accounting Bulletin D-7 "Construction contracts", measured as the current percentage of costs incurred compared against the total estimated costs to be incurred in each development or project. Under this method, the estimated gross profit attributable to each development is determined by the percentage of completion of the development, and the resulting amount is added to the amount of actual costs incurred to that date to determine the amount of revenue to be recognized. The Company applies the percentage-of-completion method to costs and revenues based on equivalent units (cost incurred to total cost estimated for a house), when the following conditions have been met:

- We have received commitments from lenders to provide mortgage loan financing for the homes in the development; and
- The homebuyer complies with certain mortgage loan eligibility requirements and there is a commitment to buy (both the eligibility requirements and the commitment to buy depend on the type of financing available to the homebuyer).

Development costs include land, all direct material and labor costs and those indirect costs related to the development of the project, such as indirect labor, equipment, repairs, depreciation expense and the capitalized comprehensive result of financing of land development. General and administrative expenses are charged to results of operations at the time they are incurred. Variations on cost incurred against budgeted cost for each project are made in the period in which such variations are know.

i) Foreign currency

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year, except for those that are capitalized for development projects.

j) Liabilities denominated in investment units (UDIs)

Liabilities denominated in UDIs are presented in the balance sheet in Mexican Pesos at the UDI value published by the Banco de Mexico as of such date. Differences in the valuation are recognized as interest expense under the comprehensive result of financing.

k) Labor obligations

Effective January 1, 2003, the Company began to recognize seniority premium costs during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method, as required by Mexican accounting Bulletin D-3, "Labor Obligations", issued by the MIPA. Prior to January 1, 2003, the Company did not recognize these costs due to its immateriality and; therefore, did not restate prior years financial statements.

Under Mexican labor law, employees who die, are disabled or are dismissed in certain circumstances are entitled to a seniority premium equal to twelve days' salary for each year worked (for purposes of computing the seniority premium, such salary is not to exceed twice the legal minimum wage in effect at the time of the employee's separation). Termination payments are charged to statement of income in the year in which the decision to dismiss an employee is made.

l) Income tax, and asset tax and employee profit sharing

The Company recognizes deferred taxes on basically all temporary differences in balance sheet accounts between financial and tax values, using the enacted income tax rate at the balance sheet date.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates or adjusts the related reserve.

Deferred employee profit sharing should be recognized only on temporary differences determined from the reconciliation of current year net income for financial and employee profit sharing reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

The asset tax is included in deferred income tax, and a valuation allowance is created to the extent that based on available evidence it is more likely than not that some or all of the asset tax will not be realized.

Accumulated effect of deferred taxes presented in the stockholders' equity represents the first application of the Bulletin D-4, related to deferred taxes.

m) Earnings per share

The Company calculates earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, "*Earnings per Share*", issued by the MIPA.

n) Concentration risk

The Company's financial instruments that are subject to credit risk are cash equivalents and accounts receivable. The Company invests a portion of its surplus cash in deposits with financial institutions. The Company does not consider the credit risk in accounts receivable to be significant, since usually it does not extend unsecured loans and only transfers the property when the customer or financial institution certifies that the

corresponding mortgage loan has been approved and the required down-payment has been made.

o) Comprehensive income

The company's comprehensive income consists of the net income for the year, the result from holding non-monetary assets and the related deferred income taxes applied directly to stockholders' equity.

p) New accepted pronouncements

Intangible Assets

Effective January 1, 2003, the Company adopted the requirements of the new Mexican accounting Bulletin C-8, *Intangible Assets* issued by the MIPA, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets.

Liabilities, Provisions, Contingent Assets and Liabilities and Commitments

Effective January 1, 2003, the Company also adopted the requirements of the new Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, and its addendum, both issued by the MIPA, this new Bulletin is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of the present value and the early extinguishment of debt or their replacement by a new debt.

Accounting for the Impairment or Disposal of Long-Lived Assets

In March 2003, the MIPA issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the observance of which is compulsory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both, assets whose values have been impaired and of discontinued operations.

Financial instruments with characteristics of both liabilities and equity

In April 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, the objective of which is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined instruments, as well as the rules for disclosing such financial instruments.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(11) Filing of the restated bylaws of the Company. The restated bylaws were filed with the CNBV and BMV and was made available to the public through the BMV webstite. For a summary of the most relevant provisions of the Company's by-laws see Annex F attached hereto.

(12) Report on the investors' distribution achieved in the Ps500 *certificados bursátiles* (debentures) public offering. This report was filed with the CNBV and the BMV and was made available to the public through the BMV website.

(13) Report of financial information for the third fiscal quarter of 2003, which included:

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (13);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the third fiscal quarter of 2003.

For the nine-month period ended September 30, 2003, the Company's total sales increased 16.6% to Ps. 3,659.2 from Ps. 3,137.5 in the same period ended in 2002. For the period ended September 30, 2003, the number of homes sold increased 7.0% to 13,889 from 12,976 for the same period ended September 30, 2003.

A description of the figures and information covered by the MD&A for the third fiscal quarter of 2003 is attached as Annex D (13);

(iii) notes to the financial information, a translation of the notes applicable to this period are attached as Annex E;

(iv) description of capital stock. For a description of capital stock and a summary of certain provisions of the Company's by-laws see Annex F attached hereto;

(v) other accounting and financial information, including:

- financial ratios;
- list of investments in stock;
- description of property, plant and equipment;
- break-down of credits;
- report on foreign currency position and results; and
- report on projects.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(14) Summary of the resolutions adopted by the debenture holders' meetings held on February 10, 2002, in which a waiver was granted to the Company so that it could carry out a 19.95% reduction of its capital stock, without having to do a pro rata redemption of the debentures, subject to the condition that the current ratings for the debentures were kept the same.

This information was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(15) Report of financial information for the fourth fiscal quarter of 2003, which included:

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (15);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the fourth fiscal quarter of 2003.

For the period ended December 31, 2003, the Company's total sales increased 22.5% to Ps. 5,232.9 from Ps. 4,272.5 in the same period ended in 2002. For the period ended December 31, 2003, the number of homes sold increased 13.3% to 20,071 from 17,711 for the same period ended December 31, 2002.

A description of the figures and information covered by the MD&A for the fourth fiscal quarter of 2003 is attached as Annex D (15);

(iii) notes to the financial information, a translation of the notes applicable to this period are attached as Annex E;

(iv) description of capital stock. For a description of capital stock and a summary of certain provisions of the Company's by-laws see Annex F attached hereto;

(v) other accounting and financial information, including:

- financial ratios;
- list of investments in stock;
- description of property, plant and equipment;
- break-down of credits;
- report on foreign currency position and results; and
- report on projects.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(16) Summary of the resolutions adopted by the Annual General Ordinary Shareholders Meeting held on April 30, 2004, which, among other things:

(i) approved a stock-split;

(ii) approved the Board of Directors' report regarding the activities of the Company in 2003;

(iii) ratified all actions taken by the Board of Directors and transactions executed by the Company in 2003;

(iv) approved the application of 5% of the net earnings of the Company to increasing the statutory reserve; and

(v) appointed directors and statutory auditors of the Company.

This information was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

(17) Report of audited financial information for the fiscal year 2003, which included:

(i) 2003 year-end financial statements, a line by line translation of which is attached hereto as Annex C (17);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the fiscal year of 2003.

For the period ended December 31, 2003, the Company's total sales increased 22.5% to Ps. 5,232.9 from Ps. 4,272.5 in the same period ended in 2002. For the period ended December 31, 2003, the number of homes sold increased 13.3% to 20,071 from 17,711 for the same period ended December 31, 2002.

A description of the figures and information covered by the MD&A for the fiscal year 2003 is attached as Annex D (17);

(vi) notes to the financial information, a translation of the notes applicable to this period are attached as Annex E;

(vii) description of capital stock. For a description of capital stock and a summary of certain provisions of the Company's by-laws see Annex F attached hereto;

(viii) other accounting and financial information, including:

- financial ratios;
- list of investments in stock;
- description of property, plant and equipment;
- break-down of credits;
- report on foreign currency position and results; and
- report on projects.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(18) Application to CNBV and the BMV for authorization for (i) registration of the Company's shares in the National Registry of Securities of the CNBV; (ii) listing of the shares on the BMV, and (iii) the combined offering of the shares in Mexico, through the BMV, and the US and other countries.

The application included a draft of the preliminary prospectus, as well as other required corporate and financial documentation of the Company, including:

(i) documents evidencing the authority of the representative of the Company and the selling shareholders who signed the application;

(ii) certified copies of the Company's incorporation deed and restated by-laws;

(iii) audited financial statements for the fiscal years of 2003 and 2002, a translation of which is attached as Annex C (17); and

(iv) legal opinion as to the validity of the securities.

(19) Filing of corporate documents and financial information for the fiscal year of 2003, which included:

(i) the Annual Shareholders' Meeting minutes;

(ii) the report of the Board of Directors on the progress of the Company during the fiscal year;

(iii) the statutory auditor's report;

(iv) the audited financial statements, a translation of which is attached as Annex C (17);

(v) a list of the directors, statutory auditors and principal officers of the Company, and

(vi) a certificate from the Deputy Secretary of the Company regarding the status of the corporate books of the Company.

These documents were filed with the CNBV and the BMV.

(20) Report of financial information for the first fiscal quarter of 2004, which included:

(i) quarterly financial statements, a line by line translation of which is attached hereto as Annex C (20);

(ii) management's discussion and analysis of the financial condition of the Company and the results of its operations for the first fiscal quarter of 2004.

For the three-month period ended March 31, 2004, the Company's total sales increased 17.8% to Ps. 1,136.3 from Ps. 964.8 in the same period ended in 2003. For the period ended March 31, 2004, the number of homes sold increased 17.0% to 4,273 from 3,653 for the same period ended March 31, 2003.

A description of the figures and information covered by the MD&A for the first fiscal quarter of 2004 is attached as Annex D (20);

(ix) notes to the financial information, a translation of the notes applicable to this period are attached as Annex G;

(x) description of capital stock. For a description of capital stock and a summary of certain provisions of the Company's by-laws see Annex F attached hereto;

(xi) other accounting and financial information, including:

- financial ratios;
- list of investments in stock;

- description of property, plant and equipment;
- break-down of credits;
- report on foreign currency position and results; and
- report on projects.

This report was filed with the CNBV and the BMV on the applicable electronic formats, and was made available to the public through the BMV website.

(21) Final offering prospectus for the public offering of shares. Through this offering the Company offered 55,954,605 shares or 11,190,921 ADSs and some of its shareholders offered 8,946,346 shares, from which the Company expects to receive net proceeds of $148.6 million. The Company expects to use the proceeds of the offering to repay debt, for land acquisitions, for working capital relating to construction of housing developments and for general corporate purposes. The shares were registered in Mexico in the Securities Section and in the Special Securities Section of the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and listed in the Mexican Stock Exchange under the symbol "URBI*". The shares were offered and sold in the Mexican Market through the Mexican Stock Exchange, in the United States pursuant to Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. The offering prospectus contains information customary for this type of transactions, including corporate, operative and financial information of the Company, as well as risk factors and MD&A sections. A summary of the content of this document is attached as Annex H.

This document was filed with the CNBV and the BMV, and was made available to the public through the BMV website.

TRANSLATION OF "RELEVANT EVENTS" RELEASES

(A)

"Urbi, Desarrollos Urbanos, S.A. de C.V.

General Meetings of Holders of Debentures Issued by Urbi.

Yesterday the holders of debentures issued by Urbi, with trading codes Urbi 02 and Urbi 2003, held two general meetings.

In such meetings the granting of a waiver to the issuer was approved so that the issuer could carry out a 19.95% capital stock reduction, without having to do a pro rata redemption of the Debentures, subject to, the condition, suggested by the Company, that the current ratings for the Debentures, were kept the same.

In the event that there is a downgrade in such ratings, the issuer shall redeem the Debentures in 19.95%. Such redemption shall be made on the interest payment date following the date in which such downgrade is known. Urbi must advise the common representative of the results of the rating agencies review.

In that connection, Selene Avalos, CFO of the issuer, stated: "The background of the capital stock reduction goes back to the year 2000, in which the Company set up a new business plan for the following 20 years, as a result of which Messrs. Javier García de León and Raymundo García de León, expressed their decision to leave the Company, first as executives, and later as shareholders, in order to carry out other personal activities. Negotiations with them have been made in the context of simplicity, trust and transparency, taking care not to affect the financial condition of the Company as well as the requirements of the departing shareholders. A proposal has been achieved, which does not affect the financial strength of the Company, neither the financial covenants set forth with respect to the Debentures."

In addition, Ernesto Garay Cuarenta, General Counsel of the issuer mentioned: "In this process we have been very careful not to affect the company's operations. From an operative stand-point the departing shareholders have not been involved as executives of the Company for the last three years; furthermore, since 2001, the organizational structure of Urbi has been restructured in line with the Urbi Business Model, and the Company is being institutionalized under a broad team of very capable group of people. On the other hand, internally this transaction and the way it was implemented strengthens the Company and its shareholders, as evidenced by the good response."

(B)

"The issuer announces that a new version of the preliminary prospectus for the offering of shares of stock of Urbi, Desarrollos Urbanos, S.A. de C.V. is available, which includes an estimated offering price range."

ANNEX C (1)

Consolidated Balance Sheets

		4th Q 2002
1	**Total assets**	5,595,784
2	**Total current assets**	5,346,432
3	Cash and cash equivalents	400,905
46	Cash	
47	Certificates of Deposit	
4	Accounts receivables-trade	1,130,373
5	Other account receivables	113,672
6	Inventories	3,525,748
7	Other current assets	175,734
8	**Long Term assets**	249,352
9	Long terms accounts receivables- trade	55,569
10	**Investments in non subsidiaries companies**	
11	Other long term assets	68,702
12	**Property, machinery and equipment, net**	125,081
13	Real states	53,204
14	Machinery and industrial equipment	184,671
15	Other equipments	71,294
16	Depreciation	184,088
17	Process construction	
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	
20	**Total liabilities**	2,314,281
21	**Current liabilities**	1,578,587
52	Liabilities in foreing exchange	
53	Liablities in mexican pesos	
22	Suppliers	866,999
23	Bank loans	493,318
24	Bonds	
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	112,175
26	Other current liabilities	106,095
57	Other current liabilities with cost	
58	Other current liabilities without cost	*106,095*

27	**Long-term liabilities**	735,694
59	Long-term liabilities in foreing exchange	
60	Long-term liabilities in mexican pesos	
28	Loan banks	207,705
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	
30	Other credits	227,989
63	Other credits with cost	-
64	Other credits without cost	*227,989*
31	Diferred credits	
65	Goodwill	
66	Deferred income tax	*1,322,329*
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**1,959,174**
34	Minority interest	
35	**Majority stockholders' equity**	**1,959,174**
36	**Common stock**	**186,561**
37	Common stock paid	720
38	Common stock updated	142,035
39	Additional paid in capital	43,806
40		
41	**Stockholder' equity gain (loss)**	**1,772,613**
42	Retained earnings	1,533,210
43		
44	Deficit from restatement of stockholders'equity	(159,474)
70		-
71	Deficit from restatement of stockholders'equity	*(159,474)*
45	Net income	398,877
72	Working capital	
73		
74	Numers of executives*	
75	Numbers of employees*	
76	Numbers of workers*	
77	Número de Acciones en Circulación*	
78		

(*) information in units

1 **Sales**	**4,111,859**
21 National	*4,111,859*
22 Foreign	
23 Convertions into U.S. Dollars***	
2 Cost of sales	2,772,691
3 **Gross profit**	**1,339,168**
4 General and administrative expenses	440,171
5 **Operating Result**	**898,997**
6 Comprehensive result of financing	(133,148)
24 Interes expenses	*(204,874)*
25 Foreign exchange loss	*(15,256)*
26 Interest income	*15,091*
27 Foreign exchange gain	
28 Monetary gain	*71,891*
42 UDIS updated loses	
43 UDIS updated gains	
7 **Result after comprehensive result of financing**	**765,849**
8 Other financial operation	7,612
29 Other income (expenses) net	*7,612*
30	
31	
9 **Result before income tax and asset tax**	**773,461**
10 Taxes provision and employee profit sharing	374,584
32 I.S.R.	*3,092*
33 Deferred I.S.R.	*371,492*
34 P.T.U.	-
35 Deferred P.T.U.	
11 **Net result after income tax and asset tax**	**398,877**
12 Results of non subsidiaries companies	
13 **Net result for continuing operations**	**398,877**
14 Results for discontinuing operations	
15 **Net result before extraordinary parties**	**398,877**
16 Extraordinary parties expenses (income) net	
17	
18 **net income**	**398,877**
19 Minority interest	
20 **Mayoritary net result**	**398,877**
36 Total sales	4,111,858
37	
38 Net sales**	4,111,859
39 Results of operations**	898,997
40 Mayoritary net results**	398,877
41 Net result**	398,877

ANNEX C (2)

Audited Financial Information for the Fiscal year 2002

Consolidated Balance Sheets

	4th Q 2002
1 **Total assets**	5,043,272
2 **Total current assets**	4,812,654
3 Cash and cash equivalents	401,148
46 Cash	
47 Certificates of Deposit	
4 Accounts receivables - trade	1,130,577
5 Other account receivables	110,602
6 Inventories	2,995,359
7 Other current assets	174,968
8 **Long Term assets**	230,618
9 Long terms accounts receivables- trade	55,569
10 **Investments in non subsidiaries companies**	
11 Other long term assets	
12 **Property, machinery and equipment, net**	170,649
13 Real states	53,204
14 Machinery and industrial equipment	184,791
15 Other equipments	116,568
16 Depreciation	183,914
17 Process construction	
18 **Diferred assets**	
48 Acrued expenses	
49 Goodwill	
50 Deferred income tax	
51 Others	
19 **Other assets**	4,400
20 **Total liabilities**	3,133,632
21 **Current liabilities**	1,288,872
52 Liabilities in foreing exchange	
53 Liabilities in mexican pesos	
22 Suppliers	590,475
23 Bank loans	489,786
24 Bonds	-
54 Commercial paper	
55 Mid term bonds	
56 Bonds current portion	
25 Payable Tax	107,122
26 Other current liabilities	101,489
57 Other current liabilities with cost	
58 Other current liabilities without cost	*101,489*

27 **Long-term liabilities**	**705,080**
59 Long-term liabilities in foreing exchange	
60 Long-term liabilities in mexican pesos	
28 Loan banks	241,237
29 Bonds	300,000
61 Other liabilities	
62 Mid term bonds	
30 Other credits	193,843
63 Other credits with cost	
64 Other credits without cost	*193,843*
31 Diferred credits	1,139,680
65 Goodwill	
66 Deferred income tax	
67 Others	
32 Other liabilities	
68 Other provisions	
69 Other liabilities	
33 Stockholders' equity	**1,909,640**
34 Minority interest	
35 Majority stockholders' equity	**1,909,640**
36 Common stock	**186,561**
37 Common stock paid	720
38 Common stock updated	142,035
39 Additional paid in capital	43,806
40	
41 Stockholder' equity gain (loss)	**1,723,079**
42 Retained earnings	1,533,210
43	
44 Deficit from restatement of stockholders'equity	(273,303)
70	
71 Deficit from restatement of stockholders'equity	*(273,303)*
45 Net income	463,172
72 Working capital	
73	
74 Numers of executives*	
75 Numbers of employees*	
76 Numbers of workers*	
77 Número de Acciones en Circulación*	
78	

(*) information in units

1	**Sales**	**4,108,970**
21	National	*4,108,970*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	2,772,686
3	**Gross profit**	**1,336,284**
4	General and administrative expenses	443,016
5	**Operating Result**	**893,268**
6	Comprehensive result of financing	(132,154)
24	Interes expenses	*(200,839)*
25	Foreign exchange loss	-
26	Interest income	*15,152*
27	Foreign exchange gain	*(15,259)*
28	Monetary gain	*68,792*
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	**761,114**
8	Other financial operation	7,576
29	Other income (expenses) net	*7,576*
30		
31		
9	**Result before income tax and asset tax**	**768,690**
10	Taxes provision and employee profit sharing	305,518
32	I.S.R.	*41,032*
33	Deferred I.S.R.	*264,486*
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**463,172**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**463,172**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**463,172**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**463,172**
19	Minority interest	
20	**Mayoritary net result**	**463,172**
36	Total sales	4,108,969
37		(3,652)
38	Net sales**	4,108,970
39	Results of operations**	893,268
40	Mayoritary net results**	463,172
41	Net result**	463,172

ANNEX C (4)

First fiscal Quarter of 2003

Consolidated Balance Sheets

		1st Q 2002
1	**Total assets**	5,733,712
2	**Total current assets**	5,487,089
3	Cash and cash equivalents	165,514
46	Cash	
47	Certificates of Deposit	*165,514*
4	Accounts receivables - trade	1,538,989
5	Other account receivables	132,783
6	Inventories	3,464,365
7	Other current assets	185,438
8	**Long Term assets**	246,623
9	Long terms accounts receivables- trade	60,383
10	**Investments in non subsidiaries companies**	
11	Other long term assets	
12	**Property, machinery and equipment, net**	133,941
13	Real states	58,862
14	Machinery and industrial equipment	193,247
15	Other equipments	75,913
16	Depreciation	194,081
17	Process construction	
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	52,299
20	**Total liabilities**	3,674,735
21	**Current liabilities**	1,815,528
52	Liabilities in foreing exchange	*126,961*
53	Liabilities in mexican pesos	*1,688,567*
22	Suppliers	796,719
23	Bank loans	732,247
24	Bonds	
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	135,174
26	Other current liabilities	151,388
57	Other current liabilities with cost	
58	Other current liabilities without cost	*151,388*

27	**Long-term liablities**	**600,683**
59	Long-term liabilities in foreing exchange	*121,761*
60	Long-term liabilities in mexican pesos	*478,922*
28	Loan banks	178,420
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	*300,000*
30	Other credits	122,263
63	Other credits with cost	
64	Other credits without cost	*122,263*
31	Diferred credits	1,197,957
65	Goodwill	
66	Deferred income tax	*1,197,957*
67	Others	
32	**Other liabilities**	**60,567**
68	Other provisions	
69	Other liabilities	*60,567*
33	**Stockholders' equity**	**2,058,977**
34	Minority interest	
35	**Majority stockholders' equity**	**2,058,977**
36	**Common stock**	**189,025**
37	Common stock paid	144,640
38	Common stock updated	44,385
39	Additional paid in capital	
40		
41	**Stockholder' equity gain (loss)**	**1,869,952**
42	Retained earnings	2,025,772
43		
44	Deficit from restatement of stockholders'equity	(280,049)
70		
71	Deficit from restatement of stockholders'equity	*(280,049)*
45	Net income	124,229
72	Working capital	
73		
74	Numers of executives*	
75	Numbers of employees*	
76	Numbers of workers*	
77	Número de Acciones en Circulación*	
78		

(*) information in units.

1	**Sales**	925,632
21	National	925,632
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	624,905
3	**Gross profit**	300,727
4	General and administrative expenses	98,228
5	**Operating Result**	202,499
6	Comprehensive result of financing	(20,471)
24	Interes expenses	(40,931)
25	Foreign exchange loss	(4,417)
26	Interest income	3,692
27	Foreign exchange gain	-
28	Monetary gain	21,185
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	182,028
8	Other financial operation	3,510
29	Other income (expenses) net	3,510
30		
31		
9	**Result before income tax and asset tax**	185,538
10	Taxes provision and employee profit sharing	61,309
32	I.S.R.	61,309
33	Deferred I.S.R.	-
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	124,229
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	124,229
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	124,229
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	124,229
19	Minority interest	
20	**Mayoritary net result**	124,229
36	Total sales	
37		
38	Net sales**	
39	Results of operations**	
40	Mayoritary net results**	
41	Net result**	

ANNEX C (10)

Second Fiscal Quarter of 2003

Consolidated Balance Sheets

	2nd Q 2003
1 Total assets	6,547,662
2 Total current assets	6,297,832
3 Cash and cash equivalents	301,558
46 Cash	301,558
47 Certificates of Deposit	
4 Accounts receivables - trade	1,709,974
5 Other account receivables	148,852
6 Inventories	3,949,875
7 Other current assets	187,573
8 Long Term assets	249,830
9 Long terms accounts receivables- trade	53,923
10 Investments in non subsidiaries companies	
11 Other long term assets	
12 Property, machinery and equipment, net	191,506
13 Real states	60,911
14 Machinery and industrial equipment	194,285
15 Other equipments	135,589
16 Depreciation	199,279
17 Process construction	-
18 Diferred assets	
48 Acrued expenses	
49 Goodwill	
50 Deferred income tax	
51 Others	
19 Other assets	4,401
20 Total liabilities	4,332,997
21 Current liabilities	2,198,922
52 Liabilities in foreing exchange	113,126
53 Liabilities in mexican pesos	2,085,796
22 Suppliers	782,002
23 Bank loans	1,088,478
24 Bonds	-
54 Commercial paper	
55 Mid term bonds	
56 Bonds current portion	
25 Payable Tax	160,589
26 Other current liabilities	167,853
57 Other current liabilities with cost	
58 Other current liabilities without cost	167,853

27	**Long-term liabilities**	**810,732**
59	Long-term liabilities in foreing exchange	*138,280*
60	Long-term liabilities in mexican pesos	*672,452*
28	Loan banks	139,872
29	Bonds	300,000
61	Other liabilities	
62	Mid term bonds	*300,000*
30	Other credits	370,860
63	Other credits with cost	-
64	Other credits without cost	*370,860*
31	Diferred credits	1,323,343
65	Goodwill	
66	Deferred income tax	*1,323,343*
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	**2,214,665**
34	Minority interest	
35	**Majority stockholders' equity**	**2,214,665**
36	**Common stock**	**188,894**
37	Common stock paid	720
38	Common stock updated	143,820
39	Additional paid in capital	44,354
40		
41	**Stockholder' equity gain (loss)**	**2,025,771**
42	Retained earnings	2,021,337
43		
44	Deficit from restatement of stockholders'equity	(276,719)
70		-
71	Deficit from restatement of stockholders'equity	*(276,719)*
45	Net income	281,153
72	Working capital	4,098,910
73		
74	Numers of executives*	34
75	Numbers of employees*	1,536
76	Numbers of workers*	5,497
77	Número de Acciones en Circulación*	-
78		-

(*) information in units

1	**Sales**	**2,264,503**
21	National	*2,264,503*
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	1,529,628
3	**Gross profit**	**734,875**
4	General and administrative expenses	228,484
5	**Operating Result**	**506,391**
6	Comprehensive result of financing	(69,762)
24	Interes expenses	*(94,343)*
25	Foreign exchange loss	*(4,554)*
26	Interest income	*5,826*
27	Foreign exchange gain	-
28	Monetary gain	*23,309*
42	UDIS updated loses	
43	UDIS updated gains	
7	**Result after comprehensive result of financing**	**436,629**
8	Other financial operation	59
29	Other income (expenses) net	*59*
30		
31		
9	**Result before income tax and asset tax**	**436,688**
10	Taxes provision and employee profit sharing	155,535
32	I.S.R.	-
33	Deferred I.S.R.	*155,535*
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**281,153**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**281,153**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**281,153**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**281,153**
19	Minority interest	
20	**Mayoritary net result**	**281,153**
36	Total sales	2,264,502
37		-
38	Net sales**	4,479,725
39	Results of operations**	952,163
40	Mayoritary net results**	520,829
41	Net result**	520,829

ANNEX C (13)

Third Fiscal Quarter of 2003

Consolidated Balance Sheets

		3rd Q 2003
1	**Total assets**	7,093,052
2	**Total current assets**	6,787,373
3	Cash and cash equivalents	397,862
46	Cash	
47	Certificates of Deposit	
4	Accounts receivables - trade	1,678,541
5	Other account receivables	145,546
6	Inventories	4,370,461
7	Other current assets	194,963
8	**Long Term assets**	305,679
9	Long terms accounts receivables- trade	54,907
10	**Investments in non subsidiaries companies**	
11	Other long term assets	
12	**Property, machinery and equipment, net**	242,735
13	Real states	59,869
14	Machinery and industrial equipment	201,179
15	Other equipments	190,494
16	Depreciation	208,807
17	Process construction	-
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	8,937
20	**Total liabilities**	4,690,498
21	**Current liabilities**	1,960,643
52	Liabilities in foreing exchange	154,240
53	Liabilities in mexican pesos	1,806,403
22	Suppliers	742,307
23	Bank loans	861,935
24	Bonds	-
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	47,074
26	Other current liabilities	309,327
57	Other current liabilities with cost	
58	Other current liabilities without cost	309,327
27	**Long-term liabilities**	1,314,485
59	Long-term liabilities in foreing exchange	146,433

60	Long-term liabilities in mexican pesos	*1,168,052*
28	Loan banks	[illegible]
29	Bonds	800,000
61	Other liabilities	
62	Mid term bonds	*800,000*
30	Other credits	372,679
63	Other credits with cost	-
64	Other credits without cost	*372,679*
31	Deferred credits	1,415,370
65	Goodwill	
66	Deferred income tax	*1,415,370*
67	Others	
32	**Other liabilities**	
68	Other provisions	
69	Other liabilities	
33	**Stockholders' equity**	2,402,554
34	Minority interest	
35	**Majority stockholders' equity**	2,402,554
36	**Common stock**	190,853
37	Common stock paid	720
38	Common stock updated	145,319
39	Additional paid in capital	44,814
40		
41	**Stockholder' equity gain (loss)**	2,211,701
42	Retained earnings	2,042,301
43		
44	Deficit from restatement of stockholders'equity	(279,589)
70		
71	Deficit from restatement of stockholders'equity	*(279,589)*
45	Net income	448,989
72	Working capital	4,626,730
73		
74	Numers of executives *	28
75	Numbers of employees*	1,591
76	Numbers of workers*	5,084
77	Número de Acciones en Circulación*	-
78		

(*) information in units

1	**Sales**	3,659,176
21	National	3,659,176
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	2,471,742
3	**Gross profit**	1,187,434
4	General and administrative expenses	358,661
5	**Operating Result**	828,773
6	Comprehensive result of financing	(130,902)
24	Interes expenses	(153,983)
25	Foreign exchange loss	(15,246)
26	Interest income	8,129
27	Foreign exchange gain	4,645
28	Monetary gain	28,715
42	UDIS updated loses	(3,191)
43	UDIS updated gains	29
7	**Result after comprehensive result of financing**	697,871
8	Other financial operation	3,160
29	Other income (expenses) net	3,160
30		
31		
9	**Result before income tax and asset tax**	701,031
10	Taxes provision and employee profit sharing	252,042
32	I.S.R.	2,111
33	Deferred I.S.R.	249,931
34	P.T.U.	-
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	448,989
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	448,989
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	448,989
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	448,989
19	Minority interest	
20	**Mayoritary net result**	448,989
36	Total sales	3,659,176
37		(390,366)
38	Net sales**	4,725,194
39	Results of operations**	1,027,330
40	Mayoritary net results**	580,761
41	Net result**	580,761

1	**Net result**	448,989
2	Add items not requirring the use of cash	275,854
13	Depreciation and amortization of the period	*25,923*
14	Increment (Decre.) in Net labor obligation	
15	Loss (gain) net in foreign exchanges	
16	Loss (gain) Net for liabilities and assets updates	
17	Other parties	*249,931*
3	**Cash flow derived from net result of the period**	***724,843***
4	Change in the working capital	(1,418,529)
18	Decrement (Incre.) in account receivables	*(519,121)*
19	Decrement (Incre.) in Inventaries	*(1,306,661)*
20	Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets	*(48,896)*
21	Increment (Decre.) in suppliers	*333,668*
22	Increment (Drecre.) in Other liabilities	*122,481*
5	**Resources (used in) provides by operating activities**	**(693,686)**
6	Change in external financial activities	779,695
23	+Bank loans and bond in short-term debt	*725,079*
24	+Bank loans and bonds in long-term debt	*500,000*
25		
26	+Other financing	
27	-Amortization of bank financing	*(445,384)*
28	-Amortization of financing Bonds	
29	-Amortization of other financing	
7	Change in own financial activities	
30	Increment (Decre.) common stock	
31		
32	Additional paid in capital	
33		
8	**Resources provided by (Used In) financial activities**	**779,695**
9	**Resources provided by (Used in) Investing activities**	**(98,521)**
34		

35	-Adquisition of property, machinary and equipment, net	*(98,521)*
36	Increment in progress construction	
37		
38		
39	Other parties	
10	Net increase (decrease) in cash and cash equivalent	(12,512)
11	Cash and cash equivalent	410,374
12	**Cash and cash equivalent at the end of the period**	**397,862**

ANNEX C (15)

Consolidated Balance Sheets

		4th Q 2003
1	**Total assets**	7,694,944
2	**Total current assets**	7,348,899
3	Cash and cash equivalents	403,230
46	Cash	
47	Certificates of Deposit	
4	Accounts receivables - trade	1,595,827
5	Other account receivables	114,737
6	Inventories	5,024,068
7	Other current assets	211,037
8	**Long Term assets**	346,045
9	Long terms accounts receivables- trade	66,046
10	**Investments in non subsidiaries companies**	
11	Other long term assets	
12	**Property, machinery and equipment, net**	269,361
13	Real states	60,679
14	Machinery and industrial equipment	213,670
15	Other equipments	212,043
16	Depreciation	217,031
17	Process construction	
18	**Diferred assets**	
48	Acrued expenses	
49	Goodwill	
50	Deferred income tax	
51	Others	
19	**Other assets**	10,638
20	**Total liabilities**	5,176,135
21	**Current liabilities**	2,394,888
52	Liabilities in foreing exchange	
53	Liabilities in mexican pesos	
22	Suppliers	1,110,702
23	Bank loans	921,948
24	Bonds	
54	Commercial paper	
55	Mid term bonds	
56	Bonds current portion	
25	Payable Tax	211,009
26	Other current liabilities	151,229
57	Other current liabilities with cost	
58	Other current liabilities without cost	*151,229*
27	**Long-term liabilities**	1,313,369

59	Long-term liabilities in foreing exchange	*145,908*
60	Long-term liabilities in mexican pesos	*1,167,461*
28	Loan banks	369,443
29	Bonds	800,000
61	Other liabilities	
62	Mid term bonds	*800,000*
30	Other credits	143,926
63	Other credits with cost	-
64	Other credits without cost	*143,926*
31	Diferred credits	1,466,821
65	Goodwill	
66	Deferred income tax	*1,466,821*
67	Others	
32	**Other liabilities**	1,057
68	Other provisions	*1,057*
69	Other liabilities	
33	**Stockholders' equity**	2,518,809
34	Minority interest	
35	**Majority stockholders' equity**	2,518,809
36	**Common stock**	151,117
37	Common stock paid	720
38	Common stock updated	144,930
39	Additional paid in capital	5,467
40		
41	**Stockholder' equity gain (loss)**	2,367,692
42	Retained earnings	2,075,838
43		-
44	Deficit from restatement of stockholders'equity	(320,655)
70		-
71	Deficit from restatement of stockholders'equity	*(320,655)*
45	Net income	612,509
72	Working capital	4,954,011
73		
74	Numers of executives*	37
75	Numbers of employees*	1,641
76	Numbers of workers*	4,846
77	Número de Acciones en Circulación*	-
78		

(*) information in units

1	Sales	5,232,911
21	National	5,232,911
22	Foreign	
23	Convertions into U.S. Dollars***	
2	Cost of sales	3,535,874
3	**Gross profit**	**1,697,037**
4	General and administrative expenses	565,418
5	**Operating Result**	**1,131,619**
6	Comprehensive result of financing	(168,021)
24	Interes expenses	*(210,042)*
25	Foreign exchange loss	*(24,970)*
26	Interest income	*10,935*
27	Foreign exchange gain	*9,730*
28	Monetary gain	*47,599*
42	UDIS updated loses	*(1,322)*
43	UDIS updated gains	*49*
7	**Result after comprehensive result of financing**	**963,598**
8	Other financial operation	(6,024)
29	Other income (expenses) net	*(6,024)*
30		
31		
9	**Result before income tax and asset tax**	**957,574**
10	Taxes provision and employee profit sharing	345,065
32	I.S.R.	*17,453*
33	Deferred I.S.R.	*327,612*
34	P.T.U.	*-*
35	Deferred P.T.U.	
11	**Net result after income tax and asset tax**	**612,509**
12	Results of non subsidiaries companies	
13	**Net result for continuing operations**	**612,509**
14	Results for discontinuing operations	
15	**Net result before extraordinary parties**	**612,509**
16	Extraordinary parties expenses (income) net	
17		
18	**net income**	**612,509**
19	Minority interest	
20	**Mayoritary net result**	**612,509**
36	Total sales	5,232,910
37		-
38	Net sales**	5,232,911
39	Results of operations**	1,131,619
40	Mayoritary net results**	612,509
41	Net result**	612,509

1	**Net result**	**612,509**
2	Add items not requiring the use of cash	363,362
13	Depreciation and amortization of the period	*35,504*
14	Increment (Decre.) in Net labor obligation	*246*
15	Loss (gain) net in foreign exchanges	
16	Loss (gain) Net for liabilities and assets updates	
17	Other parties	*327,612*
3	**Cash flow derived from net result of the period**	**975,871**
4	Change in the working capital	(1,873,863)
18	Decrement (Incre.) in account receivables	*(428,519)*
19	Decrement (Incre.) in Inventaries	*(2,001,737)*
20	Decrement (Incre.) Other accounts receivables, prepaid expenses and other assets	*267*
21	Increment (Decre.) in suppliers	*469,197*
22	Increment (Drecre.) in Other liabilities	*86,929*
5	**Resources (used in) provides by operating activities**	**(897,992)**
6	Change in external financial activities	1,050,527
23	+Bank loans and bond in short-term debt	
24	+Bank loans and bonds in long-term debt	*1,050,527*
25		
26	+Other financing	
27	-Amortization of bank financing	
28	-Amortization of financing Bonds	
29	-Amortization of other financing	
7	Change in own financial activities	(32,933)
30	Increment (Decre.) common stock	*(32,933)*
31		
32	Additional paid in capital	
33		
8	**Resources provided by (Used in) financial activities**	**1,017,594**
9	**Resources provided by (Used in) investing activities**	**(133,486)**

34		
35	-Adquisition of property, machinary and equipment, net	(133,486)
36	Increment in progress construction	
37		
38		
39	Other parties	-
10	Net increase (decrease) in cash and cash equivalent	(13,884)
11	Cash and cash equivalent	417,114
12	**Cash and cash equivalent at the end of the period**	**403,230**

ANNEX C (17)

RECEIVED
2004 JUN 24 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX D (1)

CEO's Report
Financial and Operational results
December 31, 2002

We maintained our strong financial position and the highest operating margins in the sector

(All figures in millions of constant Pesos as of December 31, 2002)

Sales:

	Jan-Dec'02	Jan-Dec'01	Var. 02-01
Sales	4,111.9	3,735.9	10.1%
Units sold	17,730	16,058	10.4%

Operating income and EBITDA:

	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 02-01
Operating income	899.0	21.9%	887.3	23.7%	1.3%
EBITDA(1)	962.0	23.4%	960.9	25.7%	0.1%

Net income and Cash Earnings:

	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 02-01
Net income	398.8	9.7%	375.1	10.0%	6.3%
Cash Earnings(2)	742.5	18.0%	620.7	16.6%	19.6%

Financial position:

	Jan-Dec'02	Jan-Dec'01	Var. 02-01
Net Debt(3)	600.1	836.4	-28.3%
Interest coverage(4)	5.1	3.3	54.6%
Leverage(5)	0.6	0.9	-33.3%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (2)

CEO's Report
Financial and Operational results
March 31, 2003

We maintained our strong growth and financial position

(All figures in millions of constant Pesos as of March 31, 2003)

Sales:

	Jan-Mar'03	Jan-Mar'02	Var. 03-02
Sales	925.6	797.8	16.0%
Units sold	3,653	3,282	11.3%

Operating income and EBITDA:

	Jan-Mar'03	Margin	Jan-Mar'02	Margin	Var. 03-02
Operating income	202.5	21.9%	188.4	23.6%	7.5%
EBITDA(1)	223.9	24.2%	202.1	25.3%	10.8%

Net income and Cash Earnings:

	Jan-Mar'03	Margin	Jan-Mar'02	Margin	Var. 03-02
Net income	124.2	13.4%	107.2	13.4%	15.9%
Cash Earnings(2)	177.0	19.1%	153.1	19.2%	15.6%

Financial position:

	Jan-Mar'03	Jan-Mar'02	Var. 03-02
Net Debt(3)	1,045.2	967.8	8.0%
Interest coverage(4)	5.5	3.7	50.2%
Leverage(5)	0.95	1.03	-8.2%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (4)

CEO's Report
Financial and Operational results
December 31, 2002

We maintained our strong financial position and the highest operating margins in the sector

(All audited figures in millions of constant Pesos as of December 31, 2002)

Sales:

	Jan-Dec'02	Jan-Dec'01	Var. 02-01
Sales	4,109.0	3,735.9	10.0%
Units sold	17,711	16,058	10.3%

Operating income and EBITDA:

	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 02-01
Operating income	893.3	21.7%	887.3	23.8%	1.0%
EBITDA(1)	956.3	23.3%	960.9	25.7%	-0.5%

Net income and Cash Earnings:

	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 02-01
Net income	463.2	11.3%	375.1	10.0%	23.5%
Cash Earnings(2)	702.9	17.1%	616.4	16.5%	14.0%

Financial position:

	Jan-Dec'02	Jan-Dec'01	Var. 02-01
Net Debt(3)	599.9	836.4	-28.3%
Interest coverage(4)	5.2	3.3	55.7%
Leverage(5)	0.6	0.9	-28.1%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (10)

RECEIVED
2004 JUN 24 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CEO's Report
Financial and Operational results
June 30, 2003

Our results reflect our leadership in growth, profitability and financial strength

(All figures in millions of constant Pesos as of June 30, 2003)

Sales:

	Jan-Jun'03	Jan-Jun'02	Var. 03-02
Sales	2,264.5	1,945.1	16.4%
Units sold	8,811	7,897	11.6%

Operating income and EBITDA:

	Jan-Jun'03	Margin	Jan-Jun'02	Margin	Var. 03-02
Operating income	506.4	22.4%	458.7	23.6%	10.4%
EBITDA(1)	551.9	24.4%	489.2	25.2%	12.8%

Net income and Cash Earnings:

	Jan-Jun'03	Margin	Jan-Jun'02	Margin	Var. 03-02
Net income	281.2	12.4%	229.3	11.8%	22.6%
Cash Earnings(2)	434.7	19.2%	376.2	18.6%	20.2%

Financial position:

	Jan-Jun'03	Jan-Jun'02	Var. 03-02
Net Debt(3)	1,226.8	869.5	41.1%
Interest coverage(4)	5.8	4.1	41.9%
Leverage(5)	1.2	0.8	41.0%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (13)

CEO's Report
Financial and Operational results
September 30, 2003

Our results reflect our leadership in growth, profitability and financial strength

(All figures in millions of constant Pesos as of September 30, 2003)

Sales:

	Jan-Sep'03	Jan-Sep'02	Jan-Sep'01	Var. 03-02	Var. 02-01
Sales	3,659.2	3,137.5	2,557.4	16.6%	22.6%
Units sold	13,889	12,976	10,630	7.0%	22.1%

Operating income and EBITDA:

	Jan-Sep'03	Margin	Jan-Sep'02	Margin	Jan-Sep'01	Margin	Var. 03-02
Operating income	828.7	22.6%	715.3	22.8%	601.2	23.5%	15.9%
EBITDA(1)	899.3	24.6%	759.7	24.2%	661.8	25.8%	18.4%

Net income and Cash Earnings:

	Jan-Sep'03	Margin	Jan-Sep'02	Margin	Jan-Sep'01	Margin	Var. 03-02
Net income	448.9	12.3%	342.1	10.9%	320.7	12.5%	31.3%
Cash Earnings(2)	706.7	19.3%	597.2	19.0%	410.9	16.1%	18.3%

Financial position:

	Jan-Sep'03	Jan-Sep'02	Jan-Sep'01	Var. 03-02	Var. 02-01
Net Debt(3)	1,405.9	901.2	1,150.9	56.0%	-21.7%
Interest coverage(4)	5.7	4.7	3.2	20.7%	48.3%
Leverage(5)	1.3	0.8	1.3	50.8%	-33.6%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (15)

CEO's Report
Financial and Operational results
December 31, 2003
During 2003 the company showed its leadership in profitable growth and an improvement in its strategic position within Metropolitan Areas
(All audited figures in millions of constant Pesos as of December 31, 2003)

Sales:

	Jan-Dec'03	Jan-Dec'02	Jan-Dec'01	Var. 03-02	Var. 02-01
Sales	5,232.9	4,272.5	3,884.6	22.5%	10.0%
Units sold	20,071	17,711	16,058	13.3%	10.3%

Operating income and EBITDA:

	Jan-Dec'03	Margin	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 03-01
Operating income	1,131.6	21.6%	928.8	21.7%	922.6	23.8%	21.8%
EBITDA(1)	1,231.6	23.5%	994.4	23.3%	999.2	25.7%	23.9%

Net income and Cash Earnings:

	Jan-Dec'03	Margin	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 03-01
Net income	612.5	11.7%	481.6	11.3%	390.0	10.0%	27.2%
Cash Earnings(2)	943.3	18.0%	730.8	17.1%	641.0	16.5%	29.1%

Financial position:

	Jan-Dec'03	Jan-Dec'02	Jan-Dec'01	Var. 03-02	Var. 02-01
Net Debt(3)	1,688.2	623.8	869.7	170.6%	-28.3%
Interest coverage(4)	6.1	5.2	3.3	19.4%	55.7%
Leverage(5)	1.4	0.6	0.9	118.4%	-27.9%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized Interest.
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (17)

CEO's Report
Financial and Operational results
December 31, 2003

During 2003 the company showed its leadership in profitable growth and an improvement in its strategic position within Metropolitan Areas

(All figures in millions of constant Pesos as of December 31, 2003)

Sales:

	Jan-Dec'03	Jan-Dec'02	Jan-Dec'01	Var. 03-02	Var. 02-01
Sales	5,232.9	4,272.5	3,884.6	22.5%	10.0%
Units sold	20,071	17,711	16,058	13.3%	10.3%

Operating income and EBITDA:

	Jan-Dec'03	Margin	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 03-01
Operating income	1,131.6	21.6%	928.8	21.7%	922.6	23.8%	21.8%
EBITDA(1)	1,232.6	23.5%	994.4	23.3%	999.2	25.7%	23.9%

Net income and Cash Earnings:

	Jan-Dec'03	Margin	Jan-Dec'02	Margin	Jan-Dec'01	Margin	Var. 03-01
Net income	612.5	11.7%	481.6	11.3%	390.0	10.0%	27.2%
Cash Earnings(2)	943.3	18.0%	730.8	17.1%	641.0	16.5%	29.1%

Financial position:

	Jan-Dec'03	Jan-Dec'02	Jan-Dec'01	Var. 03-02	Var. 02-01
Net Debt(3)	1,688.2	623.8	869.7	170.6%	-28.3%
Interest coverage(4)	6.1	5.2	3.3	19.4%	55.7%
Leverage(5)	1.4	0.6	0.9	118.4%	-27.9%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Interest of Capitalization.
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX D (20)

CEO's Report
Financial and Operational results
March 31, 2004

The company is distinguished by its sustainable and profitable growth as well as for its prudent use of working capital

(All figures in millions of constant Pesos as of March 31, 2004)

Sales:

	Jan-Mar'04	Jan-Mar'03	Jan-Mar'02	Var. 04-03	Var. 03-02
Sales	1,136.3	964.8	831.6	17.8%	16.1%
Units sold	4,273	3,653	3,282	17.0%	11.3%

Operating income and EBITDA:

	Jan-Mar'04	Margin	Jan-Mar'03	Margin	Jan-Mar'02	Margin	Var. 04-03
Operating income	248.5	21.9%	211.1	21.9%	196.3	23.6%	17.7%
EBITDA(1)	278.4	24.5%	233.4	24.2%	210.7	25.3%	19.3%

Net income and Cash Earnings:

	Jan-Mar'04	Margin	Jan-Mar'03	Margin	Jan-Mar'02	Margin	Var. 04-03
Net income	147.0	12.9%	126.8	13.1%	111.7	13.4%	16.0%
Cash Earnings(2)	203.8	17.9%	181.8	18.8%	160.1	16.6%	12.1%

Financial position:

	Jan-Mar'04	Jan-Mar'03	Jan-Mar'02	Var. 04-03	Var. 03-02
Net Debt(3)	1,799.1	1,089.4	1,008.8	65.1%	8.0%
Interest coverage(4)	5.9	5.4	3.6	10.8%	47.9%
Leverage(5)	1.39	1.05	.98	31.6%	7.5%

(1) EBITDA means the Operating Income plus Depreciation, Amortization and Capitalized interest
(2) Cash Earnings means the net income plus Depreciation less Monetary gain position, plus Foreign exchange loss, plus deferred income taxes.
(3) Debt – Cash and cash equivalents.
(4) EBITDA last 12 months / Financial expenses net last 12 months (Interest expenses – Interest income).
(5) Net Debt / EBITDA last 12 months.

ANNEX E

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

1. Description of the Business

Urbi, Desarrollos Urbanos, S.A. de C.V. ("Urbi") and its subsidiaries (collectively the "Company") are engaged primarily in purchasing land and designing, developing, constructing and marketing housing developments, for the low, middle income and residential markets. For financial reporting purposes the Company operates in one business segment.

2. Accounting Policies and Practices

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Mexico. The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Basis of consolidation

The consolidated financial statements include the accounts of Urbi and those of its subsidiaries.

The consolidated subsidiaries of Urbi and Urbi's equity interest in each subsidiary, are as follows:

	Equity interest at December 31,	
Subsidiary	2002	2003
Cyd Desarrollos Urbanos, S.A. de C.V.	99.99%	99.99%
Ingeniería y Obras, S.A. de C.V.	99.99%	99.99%
Promoción y Desarrollos Urbi, S.A. de C.V.	99.99%	99.99%
Obras y Desarrollos Urbi, S.A. de C.V.	99.99%	99.99%
Tec Diseño e Ingeniería, S.A. de C.V.	99.99%	99.99%
Propulsora Mexicana de Parques Industriales, S.A. de C.V.	99.99%	99.99%
Constructora Metropolitana Urbi, S.A. de C.V.	—	99.99%
Urbi Construcciones del Pacífico, S.A. de C.V	—	99.99%

Constructora Metropolitana Urbi, S.A. de C.V. and Urbi Construcciones del Pacífico, S.A. de C.V were incorporated in 2003.

All significant intercompany balances, investments and transactions have been eliminated in the consolidated financial statements.

b) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

c) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

thousands of constant Mexican pesos as of December 31, 2003. The December 31, 2003 restatement factor applied to the financial statements as of December 31, 2001 and 2002 was 1.0990 and 1.0398, which represent the rate of inflation from December 31, 2001 and December 31, 2002 up to December 31, 2003, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Property, machinery and equipment, and houses and construction developments for sale and construction materials were restated by applying the NCPI.

Land held for construction, urbanized land and construction in progress are valued at acquisition cost and were restated to replacement cost, not in excess of the realizable value.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Common stock, additional paid in capital, the cumulative effect of adopting deferred income tax and retained earnings were restated using adjustment factors obtained from the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary position gain of each year is included in the statements of income as a part of the comprehensive result of financing.

The deficit from restatement of stockholders' equity consists of the accumulated monetary gain/loss at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the net difference between the restatement of inventories by replacement cost and restatement based on the NCPI.

Bulletin B-12, "Statement of Changes in Financial Position", specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash and cash equivalents

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired, and are stated at cost plus accrued interest. The stated value is not in excess of market value.

e) Reserve for doubtful accounts

The Company computes the allowance for doubtful accounts related to customer balances at 33% on all past-due balances.

f) Inventories

The Company capitalizes interest and other comprehensive costs of financing derived from bank loans used principally for land development, in amounts defined by each project. The capitalization of these costs begins when activities necessary to develop the property commence and continues during the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

period in which the Company is actively working in the development of the land. The capitalized comprehensive result of financing in 2001, 2002 and 2003 was Ps.38,003, Ps.30,934, and Ps.69,879, respectively.

Land held for construction presented as long-term, are those that the Company cannot use within a year.

g) Property, machinery and equipment

Depreciation is computed using the straight-line method based on the estimated useful lives of the related fixed assets.

In the case of costs of computer software developed or obtained for internal use, the Company capitalizes its investments in software related to the applications of its technology platform.

The Company capitalizes all related internal and external software costs incurred during the development stage. Costs incurred during the preliminary project in the post implementation/ operation stage of the software are expensed as incurred.

h) Revenue and cost recognition

Revenues from the Company's activities as a developer are recognized using the percentage-of-completion method in accordance with accounting Bulletin D-7 "Construction contracts", measured as the current percentage of costs incurred compared against the total estimated costs to be incurred in each development or project. Under this method, the estimated gross profit attributable to each development is determined by the percentage of completion of the development, and the resulting amount is added to the amount of actual costs incurred to that date to determine the amount of revenue to be recognized. The Company applies the percentage-of-completion method to costs and revenues based on equivalent units (cost incurred to total cost estimated for a house), when the following conditions have been met:

- The Infonavit or SHF has committed to grant mortgages to the Company's customers that comply with the eligibility requirements for a mortgage loan, and
- there is a commitment to buy (i) in the case of sales financed by Instituto del Fondo Nacional para la Vivienda para los Trabajadores (INFONAVIT): the buyer has been approved as a qualified recipient of an INFONAVIT mortgage, (ii) in the case of sales financed by Sociedad Hipotecaria Federal (Federal Mortgage Partnership): the buyer (a) has been approved as such by the Company and (b) meets the lending requirements of the financial institution providing the loan and there is a commitment of approval of such loan on part of the lending institution, or (iii) in the case of sales financed by a commercial bank or the financial institution on behalf of qualified home buyers and the home buyer has qualified in accordance with the financial institution requirements.

Development costs include land, all direct material and labor costs and those indirect costs related to the development of the project, such as indirect labor, equipment, repairs, depreciation expense and the capitalized comprehensive result of financing of land development. General and administrative expenses are charged to results of operations at the time they are incurred. Variations on cost incurred against budgeted cost for each project are made in the period in which such variations are know.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

Some additional and exceptional cost for concluded projects, are presented in the statements of income under other expenses. In 2003, these costs were $14,600.

i) Foreign currency

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year, except for those that are capitalized for development projects, as described in Note 2f.

j) Liabilities denominated in investment units (UDIs)

Liabilities denominated in UDIs are presented in the balance sheet in Mexican Pesos at the UDI value published by the Banco de Mexico as of such date. Differences in the valuation are recognized as interest expense under the comprehensive result of financing.

k) Labor obligations

Effective January 1, 2003, the Company began to recognize seniority premium costs during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method, as required by Mexican accounting Bulletin D-3, "Labor Obligations", issued by the MIPA (see Note 11). Prior to January 1, 2003, the Company did not recognize these costs due to its immateriality and; therefore, did not restate prior years financial statements.

Under Mexican labor law, employees who die, are disabled or are dismissed in certain circumstances are entitled to a seniority premium equal to twelve days' salary for each year worked (for purposes of computing the seniority premium, such salary is not to exceed twice the legal minimum wage in effect at the time of the employee's separation). Termination payments are charged to statement of income in the year in which the decision to dismiss an employee is made.

l) Income tax, and asset tax and employee profit sharing

The Company recognizes deferred taxes on basically all temporary differences in balance sheet accounts between financial and tax values, using the enacted income tax rate at the balance sheet date.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates or adjusts the related reserve.

Deferred employee profit sharing should be recognized only on temporary differences determined from the reconciliation of current year net income for financial and employee profit sharing reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

The asset tax is included in deferred income tax, and a valuation allowance is created to the extent that based on available evidence it is more likely than not that some or all of the asset tax will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

Accumulated effect of deferred taxes presented in the stockholders' equity represents the first application of the Bulletin D-4, related to deferred taxes.

m) Earnings per share

The Company calculates earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, "*Earnings per Share*", issued by the MIPA.

n) Concentration risk

The Company's financial instruments that are subject to credit risk are cash equivalents and accounts receivable. The Company invests a portion of its surplus cash in deposits with financial institutions. The Company does not consider the credit risk in accounts receivable to be significant, since usually it does not extend unsecured loans and only transfers the property when the customer or financial institution certifies that the corresponding mortgage loan has been approved and the required down-payment has been made.

o) Comprehensive income

The company's comprehensive income consists of the net income for the year, the result from holding non-monetary assets and the related deferred income taxes applied directly to stockholders' equity.

p) New accepted pronouncements

Intangible Assets
Effective January 1, 2003, the Company adopted the requirements of the new Mexican accounting Bulletin C-8, *Intangible Assets* issued by the MIPA, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets. Pre-operating costs are to be recognized as an expense and intangible assets with indefinite useful lives are not to be amortized, but instead shall be evaluated annually for impairment. Unamortized balances of pre-operating expenses capitalized in terms of the previous Bulletin C-8 are to be amortized as specified in such bulletin. The adoption of these new rules did not have any effect on the Company's financial statements.

Liabilities, Provisions, Contingent Assets and Liabilities and Commitments
Effective January 1, 2003, the Company also adopted the requirements of the new Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments,* and its addendum, both issued by the MIPA, this new Bulletin is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of the present value and the early extinguishment of debt or their replacement by a new debt. The new Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions. The adoption of this new bulletin did not have any effect on the Company's financial position or in its results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

Accounting for the Impairment or Disposal of Long-Lived Assets
In March 2003, the MIPA issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the observance of which is compulsory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both assets whose values have been impaired and of discontinued operations. The Company expects that the adoption of this guideline will not have a significant effect in its earnings or financial position.

Financial instruments with characteristics of both liabilities and equity
In April 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the objective of which is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined instruments, as well as the rules for disclosing such financial instruments. The observance of Bulletin C-12 is compulsory for fiscal years beginning on or after January 1, 2004, although earlier observance is recommended. Company management has concluded that the adoption of this new accounting pronouncement will have no effect on the Company's financial position or on its results of operations, since the Company has not entered into any agreements involving such financial instruments.

q) Convenience translation

United States dollar amounts as of and for the period ended December 31, 2003, shown in the financial statements have been included solely for the convenience of the reader, and are translated from Mexican Pesos with purchasing power as of December 31, 2003, as a matter of mathematical computation only, at an exchange rate of Ps.11.2360 to US $1.00, the December 31, 2003, exchange rate as published by Banco de Mexico in the Official Gazette. Such translations should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. Dollars at this or any other rate.

r) Reclassifications

Certain amounts shown in the 2001 and 2002 financial statements as originally issued have been reclassified for uniformity of presentation with 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

3. Accounts Receivable

Accounts receivable consist of the following:

	December 31,	
	2002	2003
Total estimated incurred construction costs	Ps. 602,052	Ps. 821,282
Estimated gross profit on costs incurred	302,118	401,786
Total unbilled receivables	904,170	1,223,068
Advances from customers	(100,033)	(150,345)
Unbilled receivables on developments in progress	804,137	1,072,723
Infonavit, SHF and other	347,401	455,181
	1,151,538	1,527,904
Allowance for doubtful accounts	(18,216)	(16,376)
	1,133,322	1,511,528
Current portion of long-term accounts receivable	1,075,541	1,445,482
Long-term total	Ps. 57,781	Ps. 66,046

Long-term trade receivables are related to sales of residential land for development and are denominated in U.S. dollars. All such credits mature between 1 and 7 years depending on the amount of the down payment. The loans are secured by the land sold and bear annual interest between 6.0% and 12.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

4. Related Parties

a) Below is an analysis of balances due from/to related parties as of December 31, 2002 and 2003. All of the companies are considered as Urbi's affiliates, because the Company's principal stockholders' are also directly or indirectly stockholders' of these related parties.

	December 31,	
	2002	2003
Due from:		
Affiliates:		
Promotores de Parques Industriales del Pacífico, S.A. de C.V. (PROINPAC)	Ps. 91,762	Ps.113,079
Exportación Industrial del Pacífico, S.A. de C.V. (EXINPAC)	83,000	—
Siglo XXI Desarrollos Industriales, S.A. de C.V.	5,786	5,958
Diseño y Tecnología, S.A. de C.V.	650	1,437
Operadora Festival Plaza, S.A. de C.V.	734	1,851
Alix Desarrollos Turísticos, S.A. de C.V. (ALIX)	—	74,817
Stockholders	—	13,895
	Ps.181,932	Ps.211,037
Due to:		
Affiliates:		
Grupo Alix, S.A. de C.V.	Ps. 885	Ps. 858
Exportación Industrial del Pacífico, S.A. de C.V.	—	26
Alix Desarrollos Turísticos, S.A. de C.V.	13	—
Stockholders	4,597	—
	Ps. 5,495	Ps. 884

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

b) During the years ended December 31, 2001, 2002 and 2003 the Company had the following transactions with related parties:

	December 31,		
	2001	2002	2003
Loans granted, net of collection	Ps. 5,875	Ps.23,862	Ps.12,279
Revenues:			
Interests collected on loans granted	6,832	4,806	6,402
Building services to stockholders	—	—	13,895
Loans received from stockholders	13,535	—	—
Expenses:			
Administrative services to EXINPAC	17,286	—	2,136
Payments to stockholders	—	—	4,421
Commissions paid to ALIX	19,578	—	—
Debt substitution:			
Debt substitution between EXINPAC and ALIX	—	—	71,846
Debt substitution between EXINPAC and PROINPAC	—	—	24,030
Debt substitution between EXINPAC and Others	—	—	1,965

c) The Company has established revolving lines of credit with some of its affiliates. These loans bear annual interest rate of TIIE plus 2.00%.

d) In December 2003 the Company had accounts receivable from Exinpac totaling Ps.97,841. From this debt Alix assumed Ps.71,846, Proinpac assumed Ps.24,213 and other related parties assumed Ps.1,965 of Exinpac's debt, thereby replacing Exinpac as Urbi's debtors at December 31, 2003.

e) The loans of Ps.13,535 received from the Company's stockholders in 2001 were interest free and had no maturity dates. Such loans have been repaid during 2003.

5. Inventories

Inventories consist of the following:

	December 31,	
	2002	2003
Land held for construction	Ps.2,570,979	Ps.3,966,451
Advances to land suppliers	25,457	264,550
Houses and commercial premises in housing developments held for sale	17,489	36,188
Construction materials	314,669	355,110
Construction in progress	185,980	401,769
	3,114,574	5,024,068
Less: Long-term land held for construction	569,856	898,927
	Ps.2,544,718	Ps.4,125,141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

6. Other Accounts Receivable

An analysis of this account is as follows:

	December 31, 2002	December 31, 2003
Recoverable taxes	Ps. 6,368	Ps. 35,283
Sundry debtors and executives and employee accounts	70,515	29,234
Guarantee deposits	3,121	4,362
	Ps. 80,004	Ps. 68,879

7. Property, Machinery and Equipment

a) An analysis of this caption is as follows:

	Estimated useful life (in years)	December 31, 2002	December 31, 2003
Land	—	Ps.19,019	Ps.21,453
Buildings	20	36,303	39,226
Machinery	4	118,054	135,361
Automotive equipment	4	74,092	78,309
Office furniture and equipment	3 to 10	121,207	212,043
		368,675	486,392
Accumulated depreciation		(191,234)	(217,031)
Property, machinery and equipment, net		Ps.177,441	Ps.269,361

Office furniture and equipment as of December 31, 2002 and 2003 included technology hardware and software investments of Ps.47,209 and Ps.113,343, respectively.

b) Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was Ps.27,335, Ps.29,881 and Ps.35,504 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

8. Bank Loans

a) The outstanding balances of bank loans at December 31, 2002 and 2003 are comprised primarily of construction bridge loans. This account consists of the following:

	December 31,	
	2002	2003
Bridge loans denominated in Mexican Pesos, secured by housing developments, at an annual interest rate of TIIE plus between 2.50% and 7.00%	Ps.283,516	Ps.531,624
Bridge loans denominated in UDIs (19,482), secured by housing developments, bearing average annual interest at rates ranging from 9% to 20%	65,803	—
Bridge loans denominated in Mexican Pesos, secured by housing developments, bearing average annual interest of CETES rate plus 4.00% and of CETES rate plus 5.50%	5,405	—
Mortgage loan denominated in Mexican Pesos, bearing annual interest rate of TIIE rate plus between 2.50% and 5.50%	32,451	114,500
Chattel mortgage loan denominated in Mexican Pesos, with a maturity date of October 2004. Interest is TIIE rate plus 4.00%	—	41,000
Uncollateralized working capital loan denominated in Mexican Pesos, bearing annual interest rate at TIIE plus between 3.00 and 5.00%	38,473	120,000
Uncollateralized working capital loan denominated in Mexican Pesos, bearing fixed annual interest rates of 16.55% and 11.21%	26,313	—
Mortgage loan denominated in U.S dollars (U.S.$1,481 thousand), bearing interest at LIBOR plus 5.00% payable monthly	—	16,646
Others	3,223	6,408
Total	Ps.455,184	Ps.830,178

The weighted average interest rate on short-term notes payable at December 31, 2002 and 2003 was 10.65% and 10.43%, respectively.

Some notes payable to banks are secured by housing developments in approximately $181,249.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

b) A detail of long-term debt is as follows:

	December 31,	
	2002	2003
Mortgage loan denominated in Mexican Pesos with interest payable monthly, at the annual rate of 5% in 2002 and 2003, secured by land held for construction	Ps. 11,520	Ps. 10,640
Mortgage loan denominated in Mexican Pesos secured by housing development, at interest rate of TIIE plus 2.50% and 5.00%	171,258	153,924
Mortgage loan denominated in US dollars (U.S.$4,063 thousand), maturing in 2010, at interest rate of LIBOR plus 9.50%, secured by the stockholders	50,267	45,649
Equipment finance loan denominated in Mexican Pesos, with interest at the rate of 24%, due in 2004	981	—
Mortgage loan denominated in US Dollars (U.S.$3,703 thousand), with interest payable monthly, at an average annual rate of LIBOR plus 5.00%, secured by land held for construction	39,714	—
Mortgage loan denominated in Mexican Pesos, secured by land held for construction and housing developments, bearing annual interest at the TIIE rate plus 4.00%, maturing in 2006	—	251,000
Certificados bursatiles denominated in pesos, bearing quarter interest at TIIE rate plus 2.85%, with a maturity date of March 2005	311,940	300,000
Certificados bursatiles issued through a public offering in Mexico, with a maturity date of June, 2008, bearing interest at the TIIE rate plus 2.25%, plus 0.50% of withholding tax	—	500,000
	585,680	1,261,213
Current Portion of long-term debt	54,096	91,770
Net Total	Ps.531,584	Ps.1,169,443

The weighted average interest rate on long-term notes payable as of December 31, 2002 and 2003 was 11.00% and 9.62%, respectively.

A portion of long-term debt is secured mainly by land held for construction in approximately $729,167.

c) The Company is subject to financial and operating covenants under the loan agreements. As of December 31, 2003, the Company was in compliance with all of these requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

d) Long-term debt maturities are as follows:

Year	2003
2005	Ps. 490,232
2006	250,267
2007	209,115
2008	209,295
2009	7,023
2010 and thereafter	3,511
	Ps.1,169,443

9. Accounts Payable

a) An analysis is as follows:

	December 31,	
	2002	2003
Suppliers for construction	Ps.432,348	Ps. 445,088
Land suppliers	333,607	779,733
Hewlett Packard de México, S.A. de C.V.	30,104	73,140
	796,059	1,297,961
Current portion of long-term accounts Payable	624,603	1,098,394
Long-term total	Ps.171,456	Ps. 199,567

b) The accounts payable to suppliers of land for housing developments have maturities every year through 2007 and bear average annual interest rate of 3.63%.

c) Some land suppliers retain the right to recover the land if the Company does not fulfill its payment obligations. As of December 31, 2003, the Company maintained a property restriction over a balance of approximately Ps.505,800.

d) The long-term account payable with Hewlett-Packard corresponds mainly to payments for licensing services and agreements, with maturity in 2005, bearing annual interest from 9.02% to 12.50%.

e) Long-term accounts payable maturities are as follows:

Year	2003
2005	Ps.134,658
2006	59,115
2007	5,794
	Ps.199,567

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

10. Taxes and Accrued Expenses

This account consists of the following:

	December 31,	
	2002	2003
Income and asset tax	Ps. 39,004	Ps. 16,550
Employee profit sharing payable	34	—
Value added tax	11,844	18,334
Payroll and income tax withheld from employees	10,130	11,431
Sundry creditors	69,849	121,361
	Ps.130,861	Ps.167,676

11. Labor Obligations

The Company recognizes the liability for seniority premiums based on actuarial computations made by independent actuaries, using the projected unit-credit method, as required by Mexican accounting Bulletin D-3, *Labor Obligations,* issued by the Mexican Institute of Public Accountants.

The liability for seniority premiums for the year ended December 31, 2003, determined using the projected unit-credit method and charged to results of operations was Ps.304. An analysis is as follows:

	2003
Labor cost	Ps.187
Financing cost	56
Amortization of transition liability	61
Net period cost	Ps.304

The most important information related to seniority premiums as of December 31, 2003 is as follows:

	2003
Actual benefit obligation	Ps. 1,044
Projected benefit obligation	1,342
Unamortized transition liability	(1,096)
Net projected liability	246
Additional liability	811
Labor obligations	Ps. 1,057
Intangible assets (presented in other assets)	Ps. 811

The transition liability will be amortized over a 19 years, which is the estimated average remaining working lifetime of the Company's employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

Rates considered in the actuarial computation were as follows:

	2003
Discount rate	5%
Rate of compensation increase	2%

12. Contingencies and Commitments

a) Federal, state and municipal tax authorities have the right to perform reviews of the taxes paid by Mexican Companies for a period of five years.

b) The Company currently is not subject to pending legal proceedings, other than routine litigation incidental to its business, against which the Company believes it is adequately insured or which it believes is not material.

c) As a result of its investment in computer equipment, the Company has an operating lease commitment for the use of computer equipment of Ps.31,004 (US$2,759), payable over 36 months.

d) The Company serves as guarantor of a loan contracted by ALIX with Banamex, S.A. The outstanding debt balance as of December 31, 2003 is U.S.$3.0 millions.

13. Stockholders' Equity

a) The Company's capital stock consists of fixed capital of Ps.85,667, with no withdrawal rights, and variable capital. Capital stock is represented by 290,946,324 paid-in shares (96,982,108 prior to the stock split), with no par value.

b) At an extraordinary stockholders' meeting held on December 30, 1997 a stock option plan for executives totaling 12,979,020 shares (4,326,340 prior to the stock split) was approved. Through November 12, 2003 the company's executives exercised 5,664,822 of the total shares (1,888,274 prior to the stock split), and on an extraordinary stockholders' meeting held on that date, the Company's stockholders' approved the cancellation of the unexercised shares, for a total of 7,273,650 shares (2,424,550 prior to the stock split).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period.

14. Income Tax, Asset Tax and Employee Profit Sharing

a) Each of Urbi and its subsidiaries, individually, are subject to payment of both income tax and asset tax. Income tax is computed at the rate of 34% over the current year net income for tax reporting purposes. The 1.8% asset tax (which is a minimum tax) is payable on the average value of most assets net of certain liabilities. Since income tax paid may be credited against the asset tax, the latter is actually payable only to the extent that it exceeds income tax. Asset tax paid may be recovered to the extent income tax exceeds asset tax in the following 10 years. Tax paid and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

that can be recovered for the years ended December 31, 2001, 2002 and 2003 was Ps.4,460, Ps.4,045 and Ps.7,746, respectively.

b) Under the Mexican Labor Law, each of Urbi and its subsidiaries are required to pay employees, in addition to their agreed compensation and benefits, employee profit sharing at the statutory rate of 10% of taxable income for this purpose. Employee profit sharing is computed based on taxable income, excluding the inflationary component and the restatement of depreciation expense. Employee profit sharing for the year ended December 31, 2001, was Ps.4,524, and for the years ended December 31, 2002 and 2003, no profit sharing payments were required to be made.

c) As of December 31, 2001, 2002 and 2003, income tax charged to income was as follows:

	2001	2002	2003
Income tax	Ps. —	Ps. 38,620	Ps. 9,707
Asset tax	4,460	4,045	7,746
Deferred income tax	285,517	275,013	327,612
Total income tax	Ps.289,977	Ps.317,678	Ps.345,065

d) An analysis of the effects of temporary differences on deferred tax liabilities (assets) is as follows:

	At December 31, 2002	At December 31, 2003
Deferred tax assets		
Reserve for doubtful accounts	Ps. (1,723)	Ps. (682)
Liability provisions	(44,283)	(81,010)
Tax loss carryforward	(124,016)	(372,311)
Asset tax paid in prior years	(85,146)	(56,992)
	(255,168)	(510,995)
Deferred tax liabilities		
Unbilled receivables on developments in progress	273,490	355,032
Fixed assets	12,730	25,183
Inventories	1,125,147	1,584,825
Prepaid expenses	28,840	12,776
	1,440,207	1,977,816
Deferred income tax	Ps.1,185,039	Ps.1,466,821

The effect of deferred income tax included in the result from holding non-monetary assets for the years ended December 31, 2002 and 2003 was Ps.57,640 and Ps.22,859, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

e) The major items that gave rise to a difference between the statutory tax rate and the effective income tax rate are as follows:

	December 31,		
	2001	2002	2003
Statutory tax rate	35.0%	35.0%	34.0%
Inflation effects	5.0%	1.8%	0.9%
Others	2.4%	2.9%	1.1%
Effective income tax rate	42.4%	39.7%	36.0%

The Mexican Income Tax Law that went into effect on January 1, 2002, provides for a gradual reduction in the statutory income tax rate by one percentage point per year beginning in 2003 until it reaches 32% in 2005. The effect of this reduction in the tax rate was recognized in the computation of deferred taxes in the year ended December 31, 2002, and represented a benefit of Ps.56,310.

f) As of December 31, 2003, the balance of the Restated Contributed Capital Account (CUCA) was Ps.261,940 the balance of the Net Tax Profit Account (CUFIN) was Ps.78,455. Any distribution of earnings in excess of these account balances will be subject to payment of corporate income tax at the enacted tax rate at that time.

g) The Company has tax loss carryforwards, which, in conformity with the current Mexican income tax law, may be carried forward, restated for inflation and applied, against taxable earnings generated in the next ten years.

h) An analysis of the available tax loss carryforwards and recoverable asset tax as of December 31, 2003, restated for inflation, is as follows:

		Available tax loss carryforward		
Year of loss or of tax payment	Year of expiration	Restated amount	Deferred tax effect	Restated recoverable asset tax
1994	2004			Ps. 7,894
1995	2005			3,395
1996	2006			4,342
1997	2007	Ps. 149,273	Ps. 47,767	6,145
1998	2008	10,078	3,225	6,120
1999	2009	76,684	24,539	8,945
2000	2010	38,747	12,399	4,631
2001	2011	93,372	29,879	3,263
2002	2012	16,622	5,319	4,653
2003	2013	778,696	249,183	7,604
		Ps.1,163,472	Ps.372,311	Ps.56,992

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except where otherwise indicated)

15. Foreign Currency Transactions

The financial statements as of December 31, 2002 and 2003 include the following U.S. Dollar denominated assets and liabilities:

	2002	2003
	(Thousands of U.S. Dollars)	
Current assets and total assets	12,848	15,604
Bank loans and total liabilities	(26,518)	(30,299)
Net (short) position	(13,670)	(14,695)

The exchange rates used to translate the above-mentioned assets and liabilities were Ps.10.3125 and Ps.11.2360 per U.S. Dollar as of December 31, 2002 and 2003, respectively, as published by Banco de Mexico in the *Official Gazette.*

The exchange rate as of March 19, 2004 was Ps.10.9998

16. Subsequent Event

a) In an extraordinary stockholders meeting held on February 2, 2004 a reduction in equity totaling Ps.280,000 was approved and 58,046,310 shares (19,348,770 prior to the stock split) were cancelled. In that meeting the Company agreed to pay this amount by making an initial payment equal to 20% of the transaction, and the remaining 80% will be paid in five semiannual payments. The outstanding balances generate interest equal to UDI plus 2%. The reduction of equity will generate an income tax payment, which has been estimated in Ps.135,000. Tax payments become due at the time the equity payments are made, and such tax can be credited against the income tax expense of the year in the following two years.

b) An extraordinary stockholders meeting held on March 19, 2004, approved the increase on that same date in the number of outstanding shares by means of a three-for-one stock split. All per share and shares outstanding data in these financial statements, have been retroactively restated to reflect the three-for-one stock split.

ANNEX F

RECEIVED
2004 JUN 24 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Description of capital stock

Set forth below is certain information concerning our capital stock and a brief summary of our by-laws, and certain provisions of Mexican law. The description does not purport to be complete and is qualified in its entirety by reference to our by-laws and Mexican law. Unless otherwise indicated, this description gives effect to our capitalization after the offering.

GENERAL

We were incorporated on November 24, 1981 as a *sociedad anónima de capital variable,* or variable capital corporation, under the laws of Mexico. We were registered in the Public Registry of Property and Commerce of Mexicali, Baja California on December 1, 1981 under number 1561, page 174, volume V, book 1 of the commerce section. Our corporate domicile is Mexicali, Baja California, and our headquarters are located at Avenida Alvaro Obregón 1137, Col. Nueva, C.P. 21100, Mexicali, B.C., México. At the extraordinary and ordinary shareholders' meeting held on April 25, 2004 we authorized an amendment to our by-laws in order to comply with the requirements of the Mexican Securities Market Law. A copy of our by-laws has been filed with CNBV and with the Mexican Stock Exchange and has also been deposited with the principal New York office of the Depositary and is available for inspection at such office and at the Mexican Stock Exchange.

OUTSTANDING CAPITAL STOCK

Our capital stock consists of one series of shares of common stock without par value. Pursuant to article 14 bis 3, paragraph II of the Mexican Securities Market Law and subject to the prior authorization of the CNBV, we may issue shares of a different series without voting right, and additional limitations of other corporate rights, as well as restricted vote shares. Upon the issuance of such shares, the Shareholders' Meeting approving such issuance shall determine the rights corresponding to the new series of shares issued.

Since we are a variable capital corporation, our capital stock must have a fixed portion and may have a variable portion. As of the date of this offering circular, our outstanding capital consists of 232,900,014 shares representing only fixed capital.

Up to 65,689,748 million additional shares have been authorized to be issued in the Combined Offering. Immediately after the consummation of the Combined Offering, assuming that we issue and sell 65,689,748 shares, 298,589,762 shares will be outstanding. Shares may be issued to, paid for and held by either Mexican or Non-Mexican investors. Neither we nor any of our subsidiaries may own our shares, although there are limited instances in which we can repurchase our shares. See "—Share Repurchases" below.

CHANGES IN OUR CAPITAL STOCK, PREEMPTIVE RIGHTS AND REDEMPTION

Our capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders meeting for the fixed portion of such capital stock and, if we decided to issue shares constituting variable capital, at a general ordinary general shareholders meeting. Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations. Pursuant to Mexican law, our by-laws provide that changes in the variable portion of our capital stock do not require an amendment to the by-laws nor registration in the Public Registry of Property and Commerce of Mexicali, Baja California to reflect such changes. However, the

shareholders' resolution approving the change in the capital stock must be certified by a Mexican Notary Public. New shares cannot be issued unless the outstanding shares have been paid in full.

In the event of an increase in our capital stock (whether fixed or variable), the shareholders have preemptive rights to subscribe for the newly issued shares in proportion to their holdings, except in the case of:

- shares issued in connection with capitalization of subscription premiums, retained earnings and other capital reserves and accounts in favor of all shareholders in proportion to their shareholdings;
- shares issued for placement in public offerings, if an extraordinary shareholders' meeting called for such purpose approves the issuance of shares and other requirements specified in Article 81 of the Mexican Securities Market Law are satisfied, including obtaining the prior written approval of the CNBV;
- shares issued in connection with mergers;
- shares issued as treasury shares in connection with the issuance of securities convertible into our shares in accordance with Article 210 *bis* of the *Ley General de Títulos y Operaciones de Crédito* (Law of Negotiable Instruments and Credit Transactions); and
- the resale of shares held in the treasury as a result of repurchases of shares conducted on the Mexican Stock Exchange.

The subscription period for the exercise of preemptive rights will be determined at the shareholders meeting which approves the respective capital increase, provided that such period will not be less than 15 calendar days following the publication in the official gazette of our corporate domicile and in a newspaper of general circulation in the corporate domicile. Under Mexican law, preemptive rights cannot be waived in advance or assigned, or be represented by an instrument that can be negotiable separately from the corresponding share certificate. Our existing shareholders have waived their preemptive rights with respect to the shares issued by us in connection with the Combined Offering at the extraordinary and ordinary shareholders' meeting held on April 25, 2004.

Shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made *pro rata* among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders' meeting; but, in no case the redemption price shall be less than the book value of such shares as determined pursuant to our latest balance sheet approved at a general ordinary shareholders' meeting. In the case of a redemption with retained earnings, such redemption shall be conducted (a) by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, the Mexican Securities Market Law and our by-laws, or (b) *pro rata* among the shareholders.

VARIABLE CAPITAL

Under Mexican law and our by-laws, if we issue shares representing the variable portion of our capital, such shares would be entitled to redemption at the shareholder's option at any time by written notice to us at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for the last 30 trading days on which the shares were quoted before the date on which the redemption is effective and (ii) the book value of such shares at the end of the fiscal year in which the redemption is effective. If the option is exercised during the first three quarters of a fiscal year, it will be effective at the end of that fiscal year. If the option is exercised

during the last quarter of the fiscal year, it will be effective at the end of the next fiscal year. The redemption price will be payable following the annual ordinary general shareholders meeting which approves the previous year-end financial statements.

SHARE REPURCHASES

Pursuant to the Mexican Securities Market Law, our by-laws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price.

Share Repurchases are subject to the following conditions:

- Share repurchases must be charged to either our net worth, if the repurchased shares remain in our possession, or to our capital stock, if the repurchased shares are converted into treasury shares.
- The general ordinary shareholders' meeting must approve, for each year, the aggregate amount of resources allocated to share repurchases, which amount cannot exceed the total amount of our net profits, including retained earnings.
- Our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases, and sales of repurchased shares.
- Repurchased shares cannot be represented at any shareholders' meeting.
- Share repurchases must be carried out, reported, and disclosed in the manner established by the CNBV.

CANCELLATION OF REGISTRATION IN THE RNV

In the event that we decide to cancel the registration of our shares in the RNV or if the CNBV orders such cancellation, our Controlling Shareholders will be required to make a tender offer to purchase the shares held by minority shareholders at the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made, or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange. In accordance with the applicable regulations and our by-laws, in the event that our Controlling Shareholders are unable to purchase all of such outstanding shares pursuant to such tender offer, they shall form a trust and contribute to it the amount needed to purchase, at the same price offered in the tender offer, all of the shares that were not tendered in the offer. Such trust must be maintained for at least six months.

The Controlling Shareholders are not required to make such public offer if the cancellation of the listing is adopted by at least 95% of our shareholders.

REGISTRATION AND TRANSFER

Our shares are represented by share certificates in registered form. Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through brokers, banks, other financial entities or other entities approved by the CNBV that have accounts with Indeval ("Indeval Participants"). Indeval will issue certificates registered in the name of any shareholder who may request them. We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued in their name as registered holders directly or through any relevant Indeval Participants, will be recognized as shareholders by us. The transfer of

shares must be registered in our stock registry. Transfers of shares deposited with Indeval shall be registered in book-entry form pursuant to the Mexican Securities Market Law. In the case of shares underlying ADSs, the Depositary will appear in such stock registry as the registered holder of the shares represented by the ADSs.

SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

General shareholders meetings may be ordinary or extraordinary. At every general shareholders' meeting, each holder of shares is entitled to cast one vote per share. Shareholders may vote by proxy letter duly granted in writing in a special format according to Article 14-bis-3 of the Mexican Securities Market Law.

General extraordinary shareholders meetings are those called to consider:

- extension of our duration or voluntary dissolution,
- an increase or decrease in the fixed portion of our capital stock,
- change in our corporate purpose or nationality,
- any merger or transformation into another type of company,
- issuance of preferred stock or bonds,
- any amendments to our by-laws,
- our spin-off,
- the redemption of shares with retained earnings, and
- the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems).

General ordinary shareholders meetings are those called to discuss any issues not reserved to extraordinary meetings, General ordinary shareholders' meetings must be held at least once a year, during the first four months after the end of each fiscal year, to:

- discuss and approve the annual reports of the Board of Directors and the statutory auditor;
- discuss the allocation of profits for the preceding year;
- appoint the members of the Board of Directors, the statutory auditors and the members of the Audit Committee and any other special committees that may be created, as well as to determine their respective compensation;
- determine the maximum amount of resources allocated to share repurchases; and
- to consider the annual report of the Audit Committee submitted to the Board of Directors.

In order to attend a general shareholders meeting, holders of shares must be registered in our stock registry, or submit appropriate evidence of the title to their shares.

Holders of shares do not have cumulative voting rights.

The quorum for the ordinary shareholders meeting is at least 50% of the outstanding shares, and resolutions may be taken by a majority of the shares present. If a quorum is not met, a subsequent meeting may be called at which resolutions may be taken by the majority of the shares present, regardless of the percentage of outstanding shares represented at such meeting. The quorum for

extraordinary shareholders meetings is at least 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for such subsequent meeting is at least 50% of the outstanding shares. Resolutions at an extraordinary general shareholders' meeting must be taken by the vote of at least 50% of the outstanding shares (including any extraordinary shareholders meeting called following the adjournment of a prior meeting for lack of quorum).

Shareholders meetings may be called by:

- the Board of Directors or the statutory auditor,
- shareholders representing at least 10% of the outstanding shares upon request to the Board of Directors or the statutory auditor to have such a meeting,
- a Mexican court in the event the Board of Directors or the statutory auditor do not comply with a valid request of the shareholders so described in the immediately preceding bullet point, and
- any shareholder, provided that no ordinary meeting has been held for two consecutive years to deal with the annual report of the Board of Directors and the appointment of directors and statutory auditors.

Notices for meetings must be published in the official gazette of Mexicali, Baja California or in a newspaper of general circulation in our corporate domicile with 15s' days notice. Notices for meetings must contain the meeting's agenda and must be signed by the person or entity who called the meeting. In order to be admitted to a shareholders meeting the shareholders must deposit their share certificates at our offices or present a receipt from any Indeval Participant indicating ownership by such person. A shareholder may be represented by an attorney-in-fact with a proxy letter issued in a special format according to Article 14-bis-3 of the Mexican Securities Market Law.

Minutes of shareholders meetings shall be signed by the President and the Secretary of the meeting and by the attending statutory auditors, and shall be recorded in the relevant minute book or, in the event that such recording is not possible, the minutes must be notarized by a notary public. Extraordinary shareholders meeting resolutions must be notarized by a notary public and registered at the Public Registry of Commerce of Mexicali, Baja California.

DIVIDENDS AND LIQUIDATION RIGHTS

Prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated by the shareholders' meeting for the repurchase of shares. The remaining balance, if any, may be distributed as dividends. Cash dividends on shares not held through Indeval will be paid against delivery of the respective dividend coupon, if any.

To the extent that we declare and pay dividends on our Shares, owners of ADSs will be entitled to receive any dividends payable in respect of the Shares underlying the ADSs, subject to the terms of the relevant Deposit Agreement. Cash dividends will be paid to the Depositary in Pesos and, except as otherwise described under "Description of American Depositary Receipts-Dividends, Other Distributions and Rights" will be converted by the Depositary into Dollars and paid to owners of ADSs, net of currency conversion expenses. Currently, there is no Mexican withholding tax or other Mexican tax levied on holders of ADSs on dividends paid by us in respect of the Shares. See "Taxation—Mexican Taxation."

Upon our dissolution, one or more liquidators must be appointed by an extraordinary general shareholders' meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation.

PURCHASE OF SHARES BY OUR SUBSIDIARIES

Any company or entity of which we are the owner of the majority of our equity interest may not purchase, directly or indirectly, our shares or shares of companies holding the majority of our shares.

OTHER PROVISIONS

Duration

Our corporate life under our by-laws is indefinite.

Appraisal Rights and Other Minority Protections

If and when our shareholders approve any change of our corporate purpose, jurisdiction of incorporation or corporate form, any shareholder who has voted against such change has the right to withdraw and receive the book value of his or her shares (as set forth in the latest balance sheet approved by the shareholders), if the request is made during the fifteen-day period following the adjournment of the meeting at which such action was approved.

Pursuant to recent amendments to the Mexican Securities Market Law, our by-laws include a number of minority protections. These minority protections include provisions that permit:

- holders of at least 10% of our outstanding share capital to convene a shareholders' meeting in which they are entitled to vote;
- holders of at least 15% of our outstanding share capital to bring an action for civil liabilities against our directors, subject to certain requirements under Mexican law;
- holders of at least 10% of our shares who are entitled to vote and are represented at a shareholders' meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed; and
- holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

In addition, pursuant to the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning director fiduciary duties has not been extensively interpreted by Mexican courts, unlike many states in the United States where duties of care and loyalty established by court decisions have helped to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class action lawsuits or shareholder derivative actions, which allow shareholders in the United States to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements.

As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

Actions Against Directors, Statutory Examiners and Members of Our Audit Committee

Actions against any director, statutory examiner or member of our Audit Committee may be initiated by resolutions passed at an ordinary shareholders meeting. In the event our shareholders decide to initiate such action, the respective person immediately ceases to be in office. Additionally, shareholders representing not less than 15% of our outstanding shares may directly bring a civil liability action against any director, statutory examiner or member of our Audit Committee, provided that (i) the claiming shareholders did not vote to approve the performance of the director, statutory examiner or member of our Audit Committee involved and (ii) the claim extends to all the liabilities alleged to have been caused to us and not only the portion corresponding to the affected shareholders. Any recovered damages with respect to the action will be for our benefit and not directly for the shareholders bringing the action. There are no shareholders' class actions available under Mexican law.

Conflicts of Interest

A shareholder that votes on a business transaction having a conflict of interest may be liable for losses and damages to us, but only if the action could not have been approved without such shareholder's vote. Additionally, a member of the Board of Directors, statutory examiner or a member of our Audit Committee having a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith. A breach by any member of the Board of Directors, statutory examiner or member of our Audit Committee to such obligations may result in such director being liable for damages and losses.

Suspension of Shareholders' Action

Holders of 20% of our outstanding shares may oppose any resolution adopted by a shareholders meeting and file a petition for a court's order for the temporary suspension of said resolution, within 15 days after the adjournment of the meeting at which the action was taken; if the challenged resolution violates Mexican law or our by-laws and opposing shareholders neither attended the meeting nor voted against the challenged resolution.

Foreign Investment Regulations

Foreign investment in the capital stock of Mexican companies is regulated by the Foreign Investment Law and the regulations thereto, or the Mexican Foreign Investment Regulations. The Mexican Commission of Foreign Investment and the *Registro Nacional de Inversiones Extranjeras* (the "Mexican Registry of Foreign Investments"), are responsible for the administration of the Foreign Investment Law and the Mexican Foreign Investment Regulations.

As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries. Foreign investment in our capital stock is not restricted. However, the Foreign Investment Law requires that we register with the Mexican Registry of Foreign Investments, with respect to any of our foreign shareholdings. In January 1998, we amended our by-laws in order to allow foreign investment in our capital stock. In February 1998, we gave notice to the *Secretaría de Relaciones Exteriores* (the "Ministry of Foreign Affairs") of this modification.

Forfeiture of Shares

As required by Mexican law, our by-laws provide that upon acquiring our shares, non-Mexican shareholders agree (i) to be considered as Mexicans with respect to their shares as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations

derived from any agreements that we may have with the Mexican federal government and (ii) not to invoke the protection of their own government. If a shareholder should invoke such governmental protection in violation of this agreement, its shares would be forfeited to the Mexican federal government. This prohibition does not apply to actions before courts of law of foreign countries.

Submission to Jurisdiction

Our by-laws provide that in connection with any controversy between our shareholders and us, or between our shareholders in connection with any matter related to us, we both shall submit to the jurisdiction of the courts of Mexicali, Baja California.

ANNEX G

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003 AND 2004 (Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

1. Basis of presentation

a) The unaudited condensed consolidated financial statements of Urbi, Desarrollos Urbanos, S.A. de C.V. ("Urbi") and its subsidiaries (collectively the "Company") as of March 31, 2003 and 2004 and for the three-month periods then ended, are presented on the same basis of accounting as described in the audited annual consolidated financial statements of the Company as of December 31, 2002 and 2003, and for each of the three years then ended (the "audited financial statements") and have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial information for the periods presented have been included. The unaudited condensed consolidated financial statements as of March 31, 2004, should be read in conjunction with the Company's year-end Financial Statements included elsewhere in this offering circular.

Operating results for the interim period presented herein are not necessarily indicative of the results for the fiscal year.

b) Accounting for the Impairment or Disposal of Long-Lived Assets

In March 2003, the MIPA issued Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the observance of which started January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both, assets whose values have been impaired and of discontinued operations. The Company has concluded that the adoption of this guideline did not have a significant effect in its earnings or financial position.

2. Recognition of the effects of inflation on financial information

The unaudited condensed consolidated financial statements recognize the effects of inflation as required by Mexican Accounting Bulletin B-10, as amended, as described in the audited financial statements; consequently, all financial statements presented herewith were restated in constant pesos as of March 31, 2004 and therefore, are not directly comparable to the annual audited financial statements. The Mexican National Consumer Price Index (NCPI) as of March 31, 2004, was 108.672. The March 31, 2004 restatement factor applied to the financial statements as of March 31, 2003 was 1.0423.

3. Convenience translation

United States dollar amounts as of and for the period ended March 31, 2004, shown in the financial statements have been included solely for the convenience of the reader, and are translated from Mexican Pesos with purchasing power as of March 31, 2004, as a matter of mathematical computation only, at an exchange rate of Ps. 11.1540 to US $1.00, the March 31, 2004, exchange rate as published by Banco de Mexico in the Official Gazette. Such translations should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. Dollars at this or any other rate.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

4. Related Parties

a) Below is an analysis of balances due from/to related parties as of March 31, 2003 and 2004. All of the companies are considered as Urbi's affiliates, because the Company's principal stockholders' are also directly or indirectly stockholders' of these related parties.

	March 31,	
	2003	2004
Due from:		
Promotora de Parques Industriales del Pacífico, S.A. de C.V.	Ps. 93,558	Ps. 113,092
Exportación Industrial del Pacífico, S.A. de C.V.	87,243	—
Siglo XXI Desarrollos Industriales, S.A. de C.V.	5,905	5,958
Diseño y Tecnología, S.A. de C.V.	726	1,444
Operadora Festival Plaza, S.A. de C.V.	736	1,860
Alix Desarrollos Turísticos, S.A. de C.V.	—	74,753
	Ps. 188,168	Ps. 197,107
Due to:		
Grupo Alix, S.A. de C.V.	Ps. 900	Ps. —
Stockholders	4,394	6,987
	Ps. 5,294	Ps. 6,987

b) During the three-month periods ended March 31, 2003 and 2004 the Company had the following transactions with related parties:

	2003	2004
Loans granted, net of collection	Ps. 4,050	Ps.389
Revenues:		
Building services to stockholders	—	6,456
Payments from stockholders	—	18,568
Expenses:		
Purchases of land to stockholders	—	7,283

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

5. Inventories

Inventories consist of the following:

	March 31,	
	2003	2004
Land held for construction	Ps. 2,744,975	Ps. 4,142,913
Advances to land suppliers	88,646	342,029
Houses and commercial premises in housing developments held for sale	17,906	41,556
Construction materials	240,401	271,348
Construction in progress	167,467	366,375
	3,259,395	5,164,221
Less: Long-term land held for construction	530,754	791,405
	Ps. 2,728,641	Ps. 4,372,816

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

6. Bank loans

a) The outstanding balances of bank loans at March 31, 2003 and 2004 are comprised primarily of construction bridge loans. This account consists of the following:

	March 31,	
	2003	2004
Bridge loans denominated in Mexican Pesos, secured by housing developments, at an annual interest rate of TIIE plus between 2.50% and 7.00%	Ps.563,912	Ps.444,977
Mortgage loan denominated in Mexican Pesos, bearing annual interest rate of TIIE rate plus between 2.50% and 5.50%	99,389	102,791
Chattel mortgage loan denominated in Mexican Pesos, with a maturity date of October 2004. Interest is TIIE rate plus 4.00%	—	41,000
Uncollateralized working capital loan denominated in Mexican Pesos, bearing annual interest rate at TIIE plus between 3.00 and 5.00%	62,538	124,200
Mortgage loan denominated in U.S dollars (U.S. $926 thousand), bearing interest at LIBOR plus 5.00% payable monthly.	—	10,328
Others	3,908	9,839
Total	Ps.729,747	Ps.733,135

The weighted average interest rate on short-term notes payable at March 31, 2003 and 2004 was 13.14% and 9.00%, respectively.

Some notes payable to banks are secured by housing developments in approximately $293,387.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

b) A detail of long-term debt is as follows:

	March 31,	
	2003	2004
Mortgage loan denominated in Mexican Pesos with interest payable monthly, at the annual rate of 5%, secured by land held for construction.	Ps. 11,463	Ps. 10,484
Mortgage loan denominated in Mexican Pesos secured by housing development, at interest rate of TIIE plus 2.50% and 5.00%	122,574	129,794
Mortgage loan denominated in US dollars (U.S. $3,906 thousand), maturing in 2010, at interest rate of LIBOR plus 9.50%, secured by the stockholders.	50,396	43,573
Mortgage loan denominated in US Dollars (U.S. $3,120 thousand), with interest payable monthly, at an average annual rate of LIBOR plus 5.00%, secured by land held for construction.	35,009	—
Mortgage loan denominated in Mexican Pesos, secured by land held for construction and housing developments, bearing annual interest at the TIIE rate plus 4.00%, maturing in 2006.	—	251,000
Certificados bursatiles denominated in pesos, bearing quarterly interest at TIIE rate plus 2.85, with a maturity date of March 2005.	312,690	300,000
Certificados bursatiles issued through a public offering in Mexico, with a maturity date of June, 2008, bearing interest at the TIIE rate plus 2.25, plus 0.50 of withholding tax.	—	500,000
	532,132	1,234,851
Current portion of long-term debt	25,106	86,018
Net Total	Ps.507,026	Ps.1,148,833

The weighted average interest rate on long-term notes payable as of March 31, 2003 and 2004 was 12.15% and 8.94%, respectively.

A portion of long-term debt is secured mainly by land held for construction of approximately $596,573.

c) The Company is subject to financial and operating covenants under the loan agreements. As of March 31, 2004, the Company was in compliance with all of these requirements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

d) Long-term debt maturities after March 31, 2004 are as follows:

Year	
2005	Ps. 406,346
2006	284,608
2007	240,696
2008	208,470
2009	6,972
2010 and thereafter	1,741
	Ps.1,148,833

7. Contingencies and commitments

a) As a result of its investment in computer equipment, the Company has an operating lease commitment for the use of computer equipment of Ps. 26,892 (US$ 2,411), payable over 36 months.

b) The Company serves as guarantor of a loan contracted by ALIX with Banamex, S.A. The outstanding debt balance as of March 31, 2004 is U.S. $ 2.9 millions.

8. Stock redemption

In an extraordinary stockholders meeting held on February 2, 2004 a reduction in equity totaling Ps.280,000 was approved and 58,046,310 shares (19,348,770 prior to the stock split) were cancelled. In that meeting the Company agreed to pay this amount by making an initial payment equal to 20% of the transaction, and the remaining 80% will be paid in five semiannual payments. The outstanding balances generate interest equal to UDI plus 2%. The reduction of equity will generate an income tax payment, which has been estimated in $135,000. Tax payments become due at the time the equity payments are made, and such tax can be credited against the income tax expense of the year in the following two years.

9. Stock split

An extraordinary stockholders meeting held on March 19, 2004, approved the increase on that same date in the number of outstanding shares by means of a three-for-one stock split. All per share and shares outstanding data in these financial statements, have been retroactively restated to reflect the three for one stock split.

10. Deferred income taxes

Deferred taxes are determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
MARCH 31, 2003 AND 2004
(Amounts in thousands of Constant Mexican Pesos as of March 31, 2004)

An analysis of income tax provision is as follows:

	March 31,	
	2003	2004
Current year	Ps. 3,472	Ps. 2,000
Deferred income tax	65,175	84,046
Total income tax	Ps.68,647	Ps.86,046

The effect of deferred income taxes for the three-month period ended March 31, 2004 was a charge to net income of Ps. 84,046.

ANNEX H

Summary

This summary highlights selected information from this offering circular and is qualified in its entirety by, and is subject to, the more detailed information and financial statements appearing elsewhere in this offering circular. You should read this entire offering circular carefully, including the risk factors and financial statements contained herein, before making an investment decision.

OUR COMPANY

We are a vertically-integrated and diversified Mexican housing development and construction company specializing in affordable entry-level and low middle-income housing. We believe that for the year ended December 31, 2003 we were the second largest developer of housing in all of Mexico and the largest housing developer in the Northern States of Mexico, in each case in terms of revenue and number of homes built and sold.

From 1999 to 2003, the number of homes we have sold has increased from 12,318 to 20,071, revenues have grown from Ps.2,565.9 million (US$228.4 million) to Ps.5,232.9 million (US$465.7 million), EBITDA has increased from Ps.685.0 million (US$61.0 million) to Ps.1,231.6 million (US$109.6 million) and net income has grown from Ps.377.2 million (US$33.6 million) to Ps.612.5 million (US$54.5 million). Throughout this period, we have been able to maintain stable margins while enhancing the quality and differentiation of our products.

For the year ended December 31, 2003, our affordable entry-level and low middle-income housing represented approximately 92.2% of the number of homes we sold (and 81.1% of our revenues), with high middle-income and upper-income housing accounting for the balance. The average sales price of our homes in 2003 was Ps.260,720 (US$23,204). EBITDA and net income increased from Ps.994.4 million (US$88.5 million) and Ps.481.6 million (US$42.9 million) in 2002 to Ps.1,231.6 million (US$109.6 million) and Ps.612.5 million (US$54.5 million) in 2003, respectively.

Since our incorporation in 1981, we have developed, built and sold more than 130,000 homes, enjoying a 22 year history of profitable operations. Despite adverse economic conditions in Mexico at times during this period, our growth in the housing business has benefited from the population and economic growth in the Northern States of Mexico, our principal area of operations.

As of December 31, 2003, we had 54 housing developments in progress in 12 cities, including the metropolitan areas of Mexico City, Guadalajara and Monterrey, and a Mortgage Commitment Backlog (as defined herein) of 24,482 homes. Consistent with our land reserve policy, as of December 31, 2003 we had land reserves of 1,867 hectares (approximately 4,613 acres) which we estimate is sufficient for constructing approximately 101,131 affordable entry-level and low middle-income homes, in addition to 295 hectares (approximately 729 acres) that we estimate is sufficient for developing 8,880 high middle-income and upper-income homes. This combined land reserve is equivalent to approximately five years of operations based on our 2003 home sales.

THE MEXICAN HOUSING INDUSTRY

We believe there are substantial opportunities for us to continue to grow our business within the Mexican housing industry. In the past, we have been able to expand our operations during challenging economic conditions. Now, improved macroeconomic and political stability, lower interest rates, recovering real minimum wages and the recent adoption of laws permitting tax deductibility of real interest on mortgages all contribute to what we believe are further growth opportunities.

We believe the following factors also provide us with substantial ongoing opportunities in the Mexican housing industry:

Acute Housing Deficit. Existing housing in Mexico totaled 21.9 million homes according to the 2000 INEGI census. In 2000, the Mexican *Programa Sectorial de Vivienda 2001-2006* (the "2001-2006 Housing Sector Program") estimated that Mexico had a housing shortage of approximately 4.3 million

units, including units in need of upgrading or replacement and that the Mexican housing deficit would increase by approximately 1.1 million units annually during the period 2001-2010.

Beneficial Demographic Trends. We believe that the demographic trends of the Mexican population are likely to contribute to increased demand for affordable entry-level and low middle-income housing. Mexico's current population is estimated to be approximately 103.6 million, according to Conapo. According to Conapo, between 2000 and 2003, the population growth rate in the Northern States of Mexico, where most of our current developments are located, was 2%, while Mexico's overall population grew 1.2%. Additionally, the population in the Northern States is expected to grow at a 1.8% compounded annual growth rate in the next three years. Further, according to INEGI, 61.4% of the Mexican population is under 30 years old.

Fragmented Industry. According to Conafovi, the annual new housing supply, excluding self-built units, was 500,000 units in 2003. Further, according to Canadevi and CMIC there are approximately 2,000 Mexican home developers, operating mostly in limited areas. We estimate that there are no more than five developers in Mexico, including us, that built more than 10,000 homes each during 2003 and that the remaining Mexican home developers generally each build between 50 and 500 homes per year. We believe this fragmentation creates an opportunity for us to continue increasing our market share.

Favorable Governmental Policies. To address Mexico's housing deficit, the Mexican federal government has implemented policies in recent years that are designed to expand the supply of affordable housing. Traditionally, mortgage financing in Mexico for affordable entry-level and low middle-income housing has been made available primarily through *vivienda de interés social* or social interest housing programs by government or government-sponsored institutions including the *Instituto del Fondo Nacional de la Vivienda para los Trabajadores* ("Infonavit") and *Sociedad Hipotecaria Federal, S.N.C., Institución de Banca de Desarrollo* ("SHF") at below market rates of interest, and to a lesser extent by commercial banks and other mortgage loan providers. Through these and other programs, 1.6 million mortgages have been granted in the past three years. Vicente Fox, the President of Mexico, personally oversees the federal government's housing initiatives as chairman of the National Housing Council (*Consejo Nacional de Vivienda*), which has stated its goal to provide for financing and construction of 750,000 homes annually by 2006. As a result of these and other government programs, as well as improved economic conditions and increasing demand, we estimate that commercial banks and Sofoles have gradually increased their participation in mortgage financing, mainly in the high middle-income and upper-income groups, from 1.4% in 2000 to 5.0% in 2003 of the total mortgage loans granted. In addition, to increase the liquidity of the mortgage industry through the capital markets, Infonavit launched its first mortgage securitization program in March 2004.

OUR STRATEGY

Our primary long-term strategic objective is to further strengthen our position as one of the leading Mexican homebuilders in terms of revenues, profitability and brand recognition. To achieve this goal, we focus on the following strategic imperatives:

- *Superior Growth.* We strive to continue to grow at a higher rate than what we believe is the industry average, taking advantage of economies of scale and strengthening our market position. We believe that flexibility to provide different kinds of housing and continued geographic expansion are important factors for our continued growth.
  - We plan to continue developing our leadership position in the affordable entry-level and low middle-income housing markets, while participating selectively in the high middle-income and upper-income housing markets.
  - We expect to continue expanding our operations in the major cities of the Northern States of Mexico.

- We plan to continue expanding our operations in the metropolitan areas of Mexico City, Monterrey and Guadalajara, and to establish ourselves in other major cities in Mexico.
- We expect to expand our land development sales to third parties for commercial, industrial and other developments that are complementary to our housing developments.

➢ ***State-of-the-Art Information Technology Platform.*** We believe our state-of-the-art information technology platform, *UrbiNet*, distinguishes us and is a critical part of our objective to maintain high quality standards and support continuing decentralized, large scale and profitable growth.

- Our technology platform provides us with detailed financial and operational data on a real-time basis, improving the efficiency of our operations and allowing us to identify new opportunities to expand our business.

➢ ***Efficient Operations.*** One of our priorities is the efficient management of our business. We believe we are able to accomplish this by aligning our information management processes with our business strategy and our organizational structure. We believe our overall organizational structure enables us to take advantage of changing market conditions, and to react rapidly while expanding profitably.

- We develop and market our projects through strategic business units ("SBUs"), which serve as separate profit centers in each of the regions where we operate to provide maximum value to local clients while keeping our focus on cost control, operating margins and working capital management. We believe our SBU organizational structure also allows us to efficiently expand into new markets.
- We believe we benefit from a management team with significant depth of experience in the Mexican housing industry, as each of our senior managers has between 10 and 25 years of experience in the Mexican housing industry.
- Strong, long-term relationships allow us to integrate our processes with our main suppliers of materials, such as Cemex, Masonite and Grupo Industrial Saltillo, among others, helping assure supplies of materials on a timely basis, competitive prices, as well as sharing of technology and business know-how.
- We operate under strict internal financial controls and continuously manage our working capital with a view towards financing growth while limiting excess liquidity.
- We are proud to have been the first Mexican housing developer to receive ISO 9000 Certification, recognizing our organizational and technological processes.

➢ ***Sales and Marketing.*** Our sales and marketing operations are organized to further expedite our sales processes and increase sales volume.

- We focus on the targeted demographic groups that we have identified based on customer income levels.
- We believe our specialized training programs, combined with the tools our technology platform provides to our sales force, enables us to replicate standardized sales structures when entering new markets.
- Our housing development SBUs are allowed to focus exclusively on sales, individualization and customer service, leveraging our ISO 9000-certified processes and information technology platform.

➢ ***Positioning and Branding.*** We believe that our customers equate the "Urbi" brand with value through the association of our name with high quality and a strong commitment to customer service.

- We seek to differentiate ourselves from our competitors through *Urbi VidaResidencial*, the brand name we use for our housing developments, which refers to a master-planned community in a village-like setting suitable for families. We believe *Urbi VidaResidencial* is a symbol of status and prestige within our target market.
- We have developed a strategy that includes using our proprietary brands under the "Urbi" umbrella for our various products for each housing category.